10/25

05012063

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Redflex Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34862 FISCAL YEAR 6-30-05

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 10/25/05

File No: 82-34862

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Notice of Annual General Meeting

19 October 2005. We are pleased to provide Notice of Meeting, Explanatory Statement and Proxy Form in relation to the AGM that will be held on 25 November at 10.30am.

These documents, a Shareholder Question Form as attached, and the Company's annual report will be despatched to shareholders shortly.

ARLS
6-30-05

For further information:

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
(03) 9674 1712

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Redflex Holdings Limited

ACN 069 306 216

NOTICE OF ANNUAL GENERAL MEETING

Friday, 25 November 2005, 10.30am

Notice is hereby given that the Annual General Meeting of Redflex Holdings Limited will be held in the Australian Stock Exchange Theatrette, 530 Collins Street, Melbourne at 10.30am on Friday, 25 November 2005.

Ordinary Business

Financial Statements

1 To receive and consider the statement of financial position, statement of financial performance and the Reports of the Directors and of the Auditor for the year ended 30 June 2005.

Re-election of Christopher Cooper

2 To consider and, if thought fit, pass the following resolution as an ordinary resolution:
"That Christopher Cooper, who retires in accordance with the Company's Constitution be elected a Director of the Company."

Re-election of Robin Debernardi

3 To consider and, if thought fit, pass the following resolution as an ordinary resolution:
"That Robin Debernardi, who retires in accordance with the Company's Constitution be elected a Director of the Company."

Special Business

Issue of shares to Mr Graham Davie

4 To consider and, if thought fit, pass the following resolution as an ordinary resolution:
"That, approval be given for the purposes of Listing Rule 10.14 for the issue to Mr Graham Davie, being an Executive Director, of 199,178 shares in the Company under the Redflex Executive Share Plan, details of which are contained in the Explanatory Statement attached to and forming part of this Notice."

Remuneration Report

5 To consider and, if thought fit, pass the following resolution as an ordinary resolution:
"That the Remuneration Report section of the Directors' Report for the Company for the year ended 30 June 2005 be adopted."

Increase in Directors' Fees

6 To consider and, if thought fit, pass the following resolution as an ordinary resolution:
"That, for the purposes of Listing Rule 10.17 and for all other purposes, that the maximum aggregate remuneration out of the funds of the Company to which the directors are entitled in each year for their services as directors be increased from $200,000 to $400,000 to be divided among them in such proportions and manner as the directors may decide. Such increase to take effect from 1 July 2005."

By Order of the Board
Marilyn Stephens
Company Secretary
19 October 2005

Redflex Holdings Limited
EXPLANATORY STATEMENT
ANNUAL GENERAL MEETING: 25 November 2005

ORDINARY BUSINESS

1. Financial Statements
The financial statements of the Company for the year ended 30 June 2005 and the related Directors' Report and Auditor's Report will be presented for consideration by the Company's shareholders. No formal resolution on these Reports is required by the Corporations Act.

2. Re-election of Christopher Cooper
Mr Christopher Cooper, Non-executive Director, retires by rotation in accordance with the Company's constitution and, being eligible, offers himself for re-election.
Information about Mr Cooper appears in the Company's Annual Report.

3. Re-election of Robin Debernardi
Mr Robin Debernardi, Non-executive Director, retires by rotation in accordance with the Company's constitution and, being eligible, offers himself for re-election.
Information about Mr Debernardi appears in the Company's Annual Report.

SPECIAL BUSINESS

4. Issue of shares to Mr Graham Davie
The resolution before shareholders is to approve the issue of 199,178 shares to Mr Graham Davie, as an Executive Director of the Company, pursuant to the Redflex Executive Share Plan (the "Plan"). The only shares that have been issued under the Plan were 77,615 shares issued to Mr Davie early in 2005, relating to a 2002 offer.

At the Annual General Meeting in 2001, shareholders approved Mr Davie's participation in the Plan. The Plan commenced on 1 January 2002 and entitled Mr Davie to be issued with shares during the three-year period ending 30 November 2004 subject to the satisfaction of specified performance tests. The maximum numbers of shares which have been offered to Mr Davie effective at 1 January in each of the 2003 and 2004 years are 130,929 and 68,249.

Under Listing Rule 10.14 and 10.15A shares offered to Executive Directors must be issued within a three year period from the date of approval by shareholders. This period expired on 30 November 2004, being three years from the date of shareholder approval at the 2001 AGM. Accordingly, further shareholder approval is required.

The maximum further number of shares to which Mr Davie is contractually entitled and for which shareholder approval is sought is 199,178. The value of these shares, based on the market price for the Company's shares of $3.19 on 13 October 2005 is $635,378. It is intended that the shares will be issued in two tranches, 130,929, early in 2006 and 68,249, early in 2007.

General Information about the Plan
How was the number of shares offered determined?
The value of the number of shares offered to Mr Davie was equal to 40% of Mr Davie's Total Fixed Remuneration. The actual number of shares to be granted is determined by the compound growth in the price of ordinary shares in the Company over the three-year test period.

All of the shares will be granted if the compound growth in the share price as at the end of 2005 and 2006 respectively exceeds the Target level of performance by at least 25%. Based on the Company's current share price, this is likely to be satisfied.

What is the dilutory effect?
The granting of 199,178 shares represents 0.23% of the Company's shares.

Details of any shares issued under the Plan will be published in each annual report relating to a year in which shares are issued and that approval for the issue was obtained under Listing Rule 10.14. Any additional people who become entitled to participate in the Plan after the resolution is approved and who were not named in the Notice of Meeting will not participate until approval is obtained under Listing Rule 10.14.

<u>Voting Exclusion</u>
The Company will disregard any vote cast on Item 4 by Mr Davie and each other Executive Director (Mr Bruce Higgins) or any associate of either of them.

However, the Company need not disregard a vote on Item 4 if:
- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. Adoption of Remuneration Report
Under recent changes to the Corporations Act, a listed entity is now required to put to the vote a resolution that the remuneration report section of the Directors' Report be adopted. This Remuneration Report can be found at Pages 16 to 22 in the 2005 Annual Report sent to shareholders which accompanies this Notice of Meeting. It sets out a range of matters relating to the remuneration of Directors and executives of the Company. A vote on this resolution is advisory only and does not bind the Directors or the Company.

6. Increase in Directors' Fees
The approval of shareholders is sought to increase the maximum aggregate remuneration to which Non-executive Directors are entitled each year, for their services as directors, to a sum not exceeding $400,000. The present maximum aggregate of $200,000 was fixed in 2000.

The current Non-executive Directors who are entitled to share in the aggregate fees are Mr Christopher Cooper, Mr Robin Debernardi and Mr Peter Lewinsky. Mr Davie and Mr Higgins as Executive Directors do not receive Non executive Directors' fees.

In the financial year 2005, Mr Cooper as Chairman received $90,000, Mr Lewinsky as Chairman of the Audit and Risk Management Committee received $55,000 and Mr Debernardi received $35,000, in each case including superannuation.

During the past 5 years there has been no increase in the maximum aggregate amount payable to Non-executive Directors for their services as Directors.

The Company's Remuneration Committee has compared the aggregate amount of fees paid by it to its Non-executive Directors with other listed companies of similar size and standing. It is the Directors' view that the increase proposed under this resolution is reasonable and consistent with those of other similar sized entities.

The Directors have not yet determined the level of fees that will be paid to the Non-executive Directors for the 2006 financial year, but should shareholders approve the resolution the Directors will have the flexibility to increase the compensation payable to Non-executive Directors for the time which it has been necessary for them to devote to the Company and for the increasing responsibilities placed on them.

The proposed increase in aggregate fees will also allow for additional Directors to be appointed and remunerated as the size and complexity of the Company grows and its activities become more global. The Board considers it is essential that it is well placed to attract the highest quality candidates for any future appointments.

Voting Exclusion

The Company will disregard any vote cast on Item 6 by any Director or any associate of a Director.

However, the Company need not disregard a vote on Item 6 if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting Information

The Company has determined, in accordance with regulations made under section 1074E of the Corporations Act 2001 (Cth) that for the purpose of voting at the meeting, shares will be taken to be held by those persons recorded on the Company's register as at 7pm on 23 November 2005. All holders of ordinary shares in the Company at that time are entitled to vote at the meeting.

Proxies

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.
2. A proxy need not be a member of the Company.
3. A member wishing to appoint a proxy should use the form provided. If a member wishes to appoint two proxies, a request should be made to the Company's Share Registry for an additional proxy form.
4. Where two proxies are appointed neither proxy may vote on a show of hands and each proxy should be appointed to represent a specified proportion of the member's voting rights. If the proxy appointments do not specify the proportion of the member's voting rights that each proxy may exercise, each proxy may exercise half of the member's votes.
5. The instrument appointing a proxy is required to be in writing under the hand of the appointer or of that person's attorney and, if the appointer is a corporation, in accordance with the Corporations Act 2001 or under the hand of an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the proxy form.
6. If a proxy form is completed by an individual, or a corporation under Power of Attorney, the Power of Attorney under which the form is signed, or a certified copy of that Power of Attorney must accompany the proxy form unless the Power of Attorney has previously been noted by the Company.
7. To be effective, the proxy form (together with any required supporting documentation (see above)) must be received at the Company's Share Registry in Melbourne not later than 10.30am on Wednesday, 23 November 2005. Proxy forms received after this time will be invalid. Proxy forms may be lodged by facsimile.
8. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.
9. If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the member's behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.
10. Members who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with directions on the proxy form. Proxy appointments in favour of the chairman of the meeting or any director or the secretary of the Company which do not contain a direction will be used to vote in favour of the resolutions to be proposed at the meeting.
11. Members who do not plan to attend the meeting are encouraged to complete and return a proxy form. A replacement proxy form may be obtained by requesting a further copy from the Company's share registry.

    Computershare Investor Services Pty Limited
    Yarra Falls, 452 Johnston Street
    Abbotsford. Vic 3067
    Facsimile (03) 9473 2527

Corporate Representatives

A corporation may elect to appoint an individual to act as its representative in accordance with section 250D of the Corporations Act 2001 (Cth) in which case the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act 2001 (Cth). The Certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The Certificate will be retained by the Company.

REDFLEX HOLDINGS

Redflex Holdings Limited
ABN 96 069 306 216

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001 000 RDF
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

[redacted]

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Redflex Holdings Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Redflex Holdings Limited to be held at Australian Stock Exchange Theatrette, 530 Collins Street, Melbourne, Victoria, Australia on November 25th 2005 at 10.30am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 4 AND 6 BELOW

☐ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 4 and 6 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4 and 6 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 4 and 6.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 2	Re-election of Mr Christopher Cooper as a director			
Item 3	Re-election of Mr Robin Debernardi as a director			
Item 4	Issue of shares to Mr Graham Davie			
Item 5	Remuneration Report			
Item 6	Increase in Directors' Fees			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR**

State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.30am on November 25th 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2555

REDFLEX
HOLDINGS
Redflex Holdings Limited
ABN 96 069 306 216

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

000001
000
RDF
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Redflex Holdings Limited

ACN 069 306 216

QUESTIONS FROM SHAREHOLDERS

Annual General Meeting Friday, 25 November 2005, 10.30am

Your questions or concerns as a shareholder are important and we encourage you to raise them with us. Please use this form to submit questions which may be directed to:

- Management of the Company regarding Redflex Holdings Limited generally and/or
- Ernst & Young, the Company's auditor, regarding the content of its Audit Report or the conduct of its audit of the Company's financial statements for the year ended 30 June 2005.

We will endeavour to respond to as many of the most frequently asked questions as practicable during the meeting as part of the Chairman's and Chief Executive Officer's addresses

Questions should be submitted no later than 5:00pm Tuesday 15 November 2005 as follows:

By fax to:	+61 3 9696 1411
By mail to:	PO Box 720, South Melbourne. Victoria, Australia, 3205
By email to:	marilyn.stephens@redflex.com.au

Question(s)

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REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

Funding Facility Increase to US$19,000,000 (AUD$25.3m)

17 October 2005: The Directors of Redflex Holdings Limited wish to advise shareholders Redflex Traffic Systems Inc., (RTSI) a wholly owned subsidiary of Redflex Holdings Limited has closed an amendment to the revolving credit facility with Harris N.A. based in Chicago.

The existing Secured Revolving Credit Facility announced to shareholders in August 2004 has been increased by US$6,000,000 from US$13,000,000 to US$19,000,000

The purpose of the funding is to provide flexibility for RTSI to deliver photo enforcement systems to new clients at higher rates of growth than projected under the initial facility and to support the cashflow needs of larger red light and speed photo enforcement projects, general capital expenditures, working capital and other general corporate purposes. The facility is secured against a first and only priority senior secured security interest on Redflex Traffic Systems Inc. and its subsidiaries, Redflex Traffic Systems (California) Inc and Redflex Traffic Systems Pty Ltd, based in Melbourne Australia.

Under the terms of the amended revolving credit facility RTSI will pay interest charges in US dollars based on the US$ London Interbank Offered Rate Index (LIBOR) plus a margin of between 0.75% and 1.75% depending on the quarterly compliance certificates against RTSI cash flow leverage ratios achieved on a trailing 12 month basis. LIBOR interest rates vary on a daily basis. The 3 month LIBOR rate is currently 4.16%. The term of the facility has been extended by one year to July 2008.

Harris is wholly owned by BMO Financial Group (NYSE, TSX: BMO) and is one of the largest financial services providers in North America with average assets of US$246 billion for the quarter ended July 31, 2005. Operating under the BMO Nesbitt Burns brand in Canada and the Harris Nesbitt® brand in the United States, the Investment and Corporate Banking Group offers corporate, institutional and government clients complete financial services across the entire balance sheet.

Redflex Traffic Systems Inc. based in Scottsdale Arizona has contracts with 86 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 70 cities and towns across fourteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc.
bruceh@redflex.com
0011-1-480-9987478

For more information about BMO Financial Group:
www.theharris.com, www.bmo.com, www.harrisbank.com, www.harrisnesbitt.com

File No: 82-34862

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

First Texas Contract - Plano

10 October 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program with the City of Plano in the State of Texas. Plano has a population of 222,000 and is located in Collins County in the greater Dallas Fort Worth area which has a population of 5,600,000.

Under a three year contract with three additional one year renewal options, Redflex will deliver fixed red-light enforcement systems for up to 20 intersections for a fixed fee per approach.

Redflex has also executed a new contract with our existing customer, the City of Fremont in California to continue the photo enforcement program. Redflex initial contract with the City of Fremont was signed in September 1999, six years ago. The new contract is for the provision of services and systems for the build-own-operate photo enforcement program for a new term of five years with two, one year renewal options.

Bruce Higgins President and CEO of Redflex Traffic Systems in commenting on two contracts said "The award of the red light enforcement pilot program in Plano marks our first contract in the State of Texas, the second largest state by population in the USA representing a major market for our public safety programs and marks our 14th State under contract within the USA. In the State of Texas, with population of 22,500,000, estimates are that the cost of motor vehicle crashes was $19.7 billion in 2000. Redflex is pleased to be selected in a competitive process based on our ability to deliver the best program and most advanced technology proven to deliver improvements in public safety. Our new contract with the City of Fremont also demonstrates the long term nature of our programs and commitment to them by both municipalities and Redflex. The new overall term for the Fremont contract with options provides for the program operation through the year 2012."

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 86 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 70 cities and towns across fourteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie	Bruce Higgins
Chief Executive Officer	President and CEO
Redflex Holdings Limited	Redflex Traffic Systems Inc.
graham.davie@redflex.com.au	bruceh@redflex.com
(03) 9674 1888	0011-1-480-9987478

Details on Fremont program: http://www.fremont.gov/Community/Traffic/RedLightPhotoEnforcement.htm

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

Annual Report

30 September 2005: The Directors are pleased to submit the Annual Report for the 2004/2005 financial year.

This report should be read in conjunction with the 2005 Results Summary provided with the Appendix 4E released to the ASX on 30 August 2005 and available on the Redflex website at www.redflex.com.au.

A Chairman's and CEO's report will be included with the Annual Report when it is released for mailing to all shareholders. These reports will include information that is current to that time.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
(03) 9674 17128

DIRECTORS' REPORT

Your Directors submit their report for the year ended 30 June 2005.

Directors

The names and details of the Company's Directors in office during the financial year and until the date of this report are as follows: Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

CHRISTOPHER COOPER – L.L.B., B.Com.

Non-Executive Chairman

Mr Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial real estate development, and investment management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr Cooper is also a principal and agent manager for significant share investment portfolios and a Director and Manager of numerous private investment companies and trusts. During the last three years Mr Cooper has not been a Director in any other listed Public companies.

ROBIN DEBERNADI

Non Executive Director

Mr Debernadi is a prominent businessman who has had significant success in a diverse range of businesses. His achievements include the creation of a product range within the horticultural industry, which continues to boast household name recognition decades later.

Mr Debernadi has enjoyed further successes in the arena of commercial and rural property development in Victoria and Queensland, He brings substantial experience in assisting companies involved in high growth phases of their development, and currently, carries the role of Chairperson of the Redflex Remuneration Committee; a key role in the future development of the company. During the last three years Mr Debernadi has not been a Director in any other listed Public companies.

PETER LEWINSKY – B Ec, MBA; FCA; FSIA

Non Executive Director

Mr Lewinsky has conducted a private investment banking and corporate advisory practice since 1991 following 12 years investment banking and stockbroking experience both in Australia and internationally. Mr Lewinsky has undertaken a range of corporate finance transactions and managed a number of major projects for the Boards and shareholders of public, private and government organizations drawing on his experience in chartered accountancy, investment banking, stockbroking and private practice.

Over the last 10 years Mr Lewinsky has held a number of Board and Audit Committee appointments for public, private and government organizations. During the last three years Mr Lewinsky has been a Director in the following listed Public companies:

Australian Wealth Management Limited (since February 2005).

GRAHAM DAVIE – BSc, Grad Dip Mil Av

Chief Executive Officer

Mr Davie is the Chief Executive Officer of the Group and has previously held the position of Managing Director of the Communications business since 1993. He has had ten years experience with the RAAF in engineering design and development, maintenance engineering, software development and support, specification of major systems, and project management.

His expertise also includes airborne avionics, flight simulation, avionics automatic test equipment, air traffic control communications and control systems, airport information display systems, and development of graphics software and system support. During the last three years Mr Davie has not been a Director in any other listed Public companies.

BRUCE HIGGINS -B Eng (Elec), MBA, FAIC

Executive Director – CEO Redflex Traffic Systems Inc

Mr Higgins has held senior management roles with a number of global companies in the automation technology and aerospace industries. Mr. Higgins has studied competitive advantage with Harvard University, and has a Bachelor Degree in Electronic Engineering, Master of Business Administration in Technology Management and is a Fellow of the Australian Institute of Company Directors.

Mr. Higgins is now President & CEO of Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings. He is currently based in the USA corporate offices in Scottsdale Arizona and leads the Redflex Traffic Systems business globally. Mr Higgins has served the company in this role since August 2001. During the last three years Mr Higgins has not been a Director in any other listed Public companies.

COMPANY SECRETARY

MARILYN STEPHENS

Ms Stephens has been the Company Secretary of Redflex Holdings Limited since it listed on the Australian Stock Exchange in February 1997. Prior to that Ms Stephens was the Company Secretary and Administration Manager to various companies within the Redflex Group for a period of 11 years.

Directors' Interests in shares and options of the company

The interest of each director in the share capital of Redflex Holdings Limited, at the date of this Report, as contained in the Register of Directors' Shareholding of the Company is:

Director	Relevant Interest over ordinary shares	Options over Ordinary Shares
Chris Cooper	749,996	0
Robin Debernadi	3,104,373	0
Peter Lewinsky	44,716	0
Graham W Davie	1,167,301	0
Bruce Higgins	0	1,500,000

Directors' interests in options together with terms and conditions are set out in Note 19.

Earnings Per Share

	30-Jun-05	30-Jun-04
Basic Earnings per Share	**10.66 cents**	**4.36 cents**
Diluted Earnings per Share	**10.06 cents**	**4.20 cents**
Weighted average number of Ordinary shares used in calculation of Earnings per Share	**84,447,560**	**76,014,688**
Weighted average number of Ordinary shares used in calculation of diluted Earnings per Share	**89,495,560**	**79,187,732**
Net tangible asset backing per ordinary security	**58.45 cents**	**49.1 cents**

Dividends

The Company did not propose or pay any dividends in the year ended 30 June 2005 (2004 – Nil).

Corporate Information

Redflex Holdings Limited is a company limited by shares and is incorporated and domiciled in Australia. Redflex Holdings Limited has prepared a consolidated financial report incorporating the entities that it controlled during the year and as detailed in Note 8 to the accounts. The Consolidated entity employed 270 employees as at 30 June 2005 (2004: 195 employees).

Principal Activities

The principal activities during the financial year of entities within the Consolidated Entity were:

- Continuing development and commercialisation of the Redflex Traffic Image Processing Software and associated traffic violation management systems and hardware;
- Ongoing development and commercialisation of technology associated with voice and data digital switching and related communications systems.

There has been no substantial change to these activities during the year.

Operating and Financial Review

Group Overview:

The Company showed revenue from operating activities of $46,092,065 which was up 39.4% on the previous financial year (2004 - $33,060,064). The increase in revenue was due to:

- An increase in the number of revenue generating camera installations within our USA Build Own Operate and Maintain business from 301 at 30 June 2004 to 463 (net) at 30 June 2005.

- The increase was offset in part by the move in the AUD/USD exchange rate by approximately 10% reducing the reported revenue from the growing USA Traffic business and Communication division revenues within the USA due to translation effects.

The consolidated operating profit of the Consolidated Entity for the year ended 30 June 2005 after income tax was $9,000,062 (2004 – $3,315,686).

The operating loss of Redflex Holdings Limited for the year ended 30 June 2005 after income tax was $262,411 (2004 – loss of $15,253,858).

Traffic Highlights

Revenue increased 53% to $37.7 million from $24.6 million in FY04 for the red light and speed photo enforcement business. The increased revenue allowed the Traffic Division to achieve an increase in operating profit to $9.8 million (excluding head office charges) up 72% from $5.7 million in FY04.

The cash generation from this business unit is evidenced by a 78% increase in EBITDA up from $9.6 million to $17.1 million excluding head office charges.

Redflex Traffic Systems USA business

Redflex Traffic Systems Inc (RTSI), is based in Scottsdale Arizona, and is the largest provider of digital red light photo enforcement services in the USA.

During the year we saw the large and diverse USA market continue to expand providing a valuable opportunity through leveraging our leadership in photo enforcement and taking this to market with our Build-Own-Operate business model.

USA Cities under contract since 30 June 2004 increased from 51 cities to 68 as at 23 September 2005 across thirteen states, including three new States, New Mexico, Iowa and Minnesota.

New cities contracted during the period were:

Albuquerque NM	Modesto CA	Council Bluffs IA
Gardena CA	Marysville CA	Northwood OH
Minneapolis MN	Poway CA	Sylvania OH
Union City CA	Laguna Woods CA	Los Alamitos CA
Bellwood IL	Davenport IO	San Leandro CA
Rocklin CA	Trotwood OH	

Installed photo enforcement systems increased from 301 to 463 at year end (169 systems constructed less 5 older systems decommissioned due to city requirements and road works).

RTSI has continued to perform as the market leader in the USA for red light and speed photo enforcement.

The diversity of the photo enforcement market creates opportunity on a jurisdiction by jurisdiction basis and just as we expect to find opportunities for rapid growth, we will also find that on occasion our business can be impacted by negative legislation.

In Ohio House Bill 56 was introduced to inhibit the ability to use automated enforcement without an officer present. This may or may not be approved and could also be amended, rejected or expire. In the event Bill 56 were to pass into legislation shareholders should note that it is not expected that attended mobile speed enforcement systems in Ohio would be impacted. In the State of Virginia enabling legislation for all photo enforcement programs had a sun set clause whereby legislation expired on 30 June 2005 and legislation to extend this date failed to achieve the required number of votes in the state legislature. Our client in Virginia Beach has approved funding for the continued use of our systems for research purposes in anticipation of reactivation of legislative approval within the state legislature in the FY 06 financial year.

RTSI is active in supporting legislation with the USA market to promote the benefits of photo enforcement to improve public safety through the National Campaign to Stop Red Light Running and lobby efforts in specific states.

We invested significant resources and investment into development of new camera systems and technologies during the year. This investment related to both road based sensors and non intrusive based detection systems, for both speed and red light applications and high resolution digital camera systems that lead the market in system performance. High resolution and high performance camera systems were launched this year for Red-light, Fixed Speed and Mobile Speed platforms.

During the year Redflex was granted US Patent number 6,919,823 B1 for Image Recording Apparatus and Method. This patent protects intellectual property covering the imaging and recording of traffic signal violations and use of a fixed or virtual limit line as a means for detecting the presence of a vehicle prior to and beyond the location where a vehicle is required to stop in response to a change in status of the traffic signal.

Patent litigation previously initiated by a USA based competitor, Nestor Traffic Systems Inc. has been dismissed.

The first contract from Guatemala for photo radar speed enforcement product was received.

Redflex Traffic Systems Pty Ltd (RTSPL) Traffic business - (Non USA - Australia, Europe, Asia and South Africa)

In Australia Redflex is the market leader for photo enforcement. During the year Redflex was selected to install Speed Enforcement Camera systems for the new Cross Sydney Tunnel in NSW and upgrades to bus lane, speed and red-light systems.

Redflex also undertook the trial of the Point-to-Point Speed detection systems in New South Wales. The technology delivered uses optical character recognition to record the number plate and time of a vehicle as it passes the first camera which is then compared with comparable details of the vehicle as it passes the second camera. The average speed is then calculated and any vehicle whose average speed exceeds the speed limit is then prosecutable. The trial has been very successful at detecting long distance speeding. This technology represents another emerging market for Redflex.

Redflex installed its first Railway Crossing Enforcement Camera for trial in Victoria. The first stage of the trial was successfully completed.

The Redflex high performance flash system is delivering excellent results throughout the world, particularly in the large intersections within the United States.

Our development program continues to target development of products to maintain and extend our competitive position. The total number of systems and software supported under maintenance contracts in Australia has grown to in excess of 150 systems. These systems are based in the States of Victoria, New South Wales, Queensland, Tasmania and Western Australia.

Redflex Traffic Systems commenced sales activities in Asia during the year and received its first order in December for Speed Enforcement Camera systems for a major Tunnel in Taiwan. The system has been installed and accepted by the National Police Agency of Taiwan.

Redflex also installed its first order for Greece, as well as additional sales of portable Lasercam photo enforcement systems for South Africa, Bahrain and the United Kingdom.

Ongoing maintenance contracts are now in place to support over 150 photo enforcement systems in Australia generating a recurring revenue base for the Company.

Redflex Communications Systems

Redflex Communications Systems Pty Ltd (RCS) had a strong recovery in FY05, returning a net profit (excluding head office charges) of $1.95 million on revenues of $8.4 million. This represents a profit increase of $2.8 million on the FY04 result. This result is aligned with the Director's expectations for the year and represents a recovery of the businesses operations from conditions that prevailed in the previous financial year. This profitable performance is expected to be substantially enhanced through FY06.

Over the year progress was made in delivering complex Communications systems to key clients, including Lockheed Martin, BAE Systems, Raytheon, the US Department of Defense and the Australian Department of Defence. In addition to strong performance on existing contracts, Redflex secured its largest single contract to date with Lockheed Martin valued at $46million. This contract, along with a project with the US Air Force, positions the company for continued success in FY06.

Redflex sales success can be attributed to the growing number of successful installations and the commercialisation of the Switchplus Generation III product. Redflex has successfully completed a number of long running programs during FY05. On the back of the success of the Battlefield Communications System contract in 2004, Redflex has continued to grow its US operations in the Washington, DC area providing for further sales opportunities with key Prime contractors and US government agencies.

Redflex successfully completed the delivery of two communications systems for simulation applications in FY05. This is a new market to which Redflex has been able to apply its Switchplus product.

The following contracts have been signed with key customers since July 2004:

- A secure voice conferencing system for the US Joint Personnel Recovery Agency.
- Two High Frequency communications systems for the Taiwan Navy.
- Remote radio control systems for the US Army.
- Three voice communications systems for the Federal Emergency Management Agency, USA.
- A $46 million contract with Lockheed Martin to provide communications systems to supply voice and communications equipment for the Federal Aviation Administration's Flight Service Stations of the 21st Century (FS21) Project. This project includes the design and manufacture of equipment to provide national communications control at 20 locations throughout the United States. System deliveries commence in the later part of this year with the contract running through to FY07.
- Spare communications equipment contract valued at $1.5M for an existing customer.

Redflex has continued the progress with its third generation voice communications product with support from an Australian Government START grant. The development is now more than 50% complete, and the balance of the $2.8M grant will be utilised in FY06 to complete the project.

Because of the move to profitability and the large Lockheed Martin/FAA contract, the directors have decided not to proceed with the divestment process for the Communications division.

Operating results by business and geographical segments are as follows:

	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
(a) Primary - Business Segments	**Corporate**	**USA Traffic**	**Australian Traffic**	**Communications**	**30-Jun-05 Total**	**30-Jun-04 Total**
Revenue from customers outside the Consolidated entity	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	-	2,328	5,677	8,364	16,369	15,807
Revenue from fee for service contracts	-	29,723	-	-	29,723	17,253
Total revenue from operating activities	-	32,051	5,677	8,364	46,092	33,060
Consolidated operating profit before tax	(2,361)	8,236	1,572	1,945	9,392	3,315
Depreciation & Amortisation	111	5,843	694	1,106	7,754	4,809
Acquisition of Non-Current Assets	0	20,222	284	105	20,611	16,446
Liabilities	5,257	16,468	2,577	1,168	25,470	9,984
EBITDA	(2,855)	14,831	2,249	3,025	17,250	8,499
Total assets	10,532	53,435	8,980	13,240	86,187	59,168

(b) Secondary - Geographical Segments	**USA**	**Australia**	**Other**	**30-Jun-05**	**30-Jun-04**
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	5,469	7,431	3,469	16,369	15,807
Revenue from fee for service contracts	29,723	-	-	29,723	17,253
Total revenue from operating activities	35,192	7,431	3,469	46,092	33,060
Total assets	53,435	32,752	-	86,187	59,168
Acquisition of Non-Current Assets	20,222	389	0	20,611	16,446

Issue of Shares

During the year the Company issued the following shares:

1. 1,476,002 Ordinary Shares were issued by way of a Share Purchase Plan at a price of $3.43 per share fully paid.
2. 20,000 Ordinary Shares were issued on conversion of RDFAM unlisted employee options at a price of $2.97 per share fully paid.
3. 625,000 Ordinary Shares were issued on conversion of RDFAS unlisted employee options at prices of $0.5966 to $0.6073 per share fully paid.
4. 300,000 Ordinary Shares were issued on conversion of RDFAR unlisted employee options at a price of $0.50 per share fully paid.
5. 20,000 Ordinary Shares were issued on conversion of RDFAP unlisted employee options at a price of $1.8631 per share fully paid.

Issue of Options

The Company did not issue any options during the year ended 30 June 2005.

Expiration of Options

500,000 unlisted options issued at an exercise price of $4.98 expired on 30 June 2005.

Outstanding options

As at 30 June 2005 and at the date of this report there were 4,838,000 unissued ordinary shares outstanding under options. Refer to note 14 for further details of the options outstanding.

Remuneration Report

This report outlines the remuneration arrangements in place or currently under development for Directors and executives of Redflex Holdings Limited and its subsidiary companies.

Remuneration Philosophy

The performance of the company depends upon the quality of its directors and executives. To prosper, the company must attract, motivate and retain highly skilled directors and executives.

To this end, the company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives
- Link executive rewards to shareholder value
- Significant portion of executive remuneration "at risk" dependant upon meeting pre-determined performance benchmarks
- Establish appropriate demanding performance hurdles in relation to variable executive remuneration
- A requirement for directors to sacrifice a portion of their fees to acquire shares in the company at market price

Remuneration Committee

A Remuneration Committee has been formed to review future remuneration arrangements for the Directors and executive team. The Chief Executive's remuneration is determined by the Board.

The remuneration Committee assesses the appropriateness of the nature and amount of remuneration of directors and senior managers on a regular basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

The Remuneration Committee has retained international consulting firm Mercers to advise on and recommend improvements to the remuneration strategy and processes, to confirm that practices and approaches meet established best practice, and to benchmark remuneration arrangements against the industry and markets in which we operate. Recommendations regarding remuneration arrangements will be addressed at the Annual General Meeting of the Company.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

Senior manager and executive director remuneration

Objective

The company aims to reward the executives with a level and mix of remuneration commensurate with their position and responsibilities within the company and so as to:

- Reward executives for company, business unit and individual performance against targets set by reference to appropriate benchmarks;
- Align the interests of executives with those of the shareholders;
- Link reward with the strategic goals and performance of the company; and
- Ensure total remuneration is competitive by market standards.

Structure

In determining the level and make-up of executive remuneration, the Remuneration Committee engaged an external consultant to provide independent advice both in the form of a written report detailing market levels of remuneration for comparative executive roles as well as the participation of the independent consultant in the meeting from which the Committee makes its recommendations to the Board. This review is nearing completion and will be implemented early in FY06.

Components of the employee remuneration strategy are:

- Fixed Remuneration (FR)
- Short Term Incentive (STI)
- Long Term Incentive (LTI)

The proportion of fixed remuneration and variable remuneration (potential short term and long term incentives) is established for each senior manager by the Remuneration Committee.

In FY05 a combination of FR and STI's in the form of a cash bonus, in addition to the vesting of options issued in FY04, formed the basis for executive remuneration.

Fixed Remuneration (FR)

Objective

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration is to be reviewed annually by the Remuneration Committee and the process consists of a review of companywide, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.

Structure

Fixed Remuneration is used to communicate the value of base remuneration packages.

The concept of FR also allows flexibility to be provided for a limited range of benefits such as superannuation and pension plans and motor vehicles, to suit employee preferences, consistent with legal and market practices, in each country in which we operate. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost to the company.

The FR for the CEO of RHL, the CEO of RTSI, and the executives in RHL, including the Company Secretary, are reviewed by the Board each year. FR for direct reports to the two CEOs are reviewed by the CEOs each year, who report to the Board with recommended FR for the next year.

Variable Remuneration - Short Term Incentive (STI)

Objective

The objective of the STI program is to link the achievement of the company's operational targets with the remuneration received by the executive charged with meeting those targets. The potential STI available is set at a level so as to provide sufficient incentive to the senior manager to achieve the operational targets and such that the cost to the company is reasonable in the circumstances.

Structure

Actual STI payments granted to each senior manager depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPI's) covering both financial and non-financial measures of performance. Typically included are measures such as contribution to net profit before tax, customer service, risk management, product management, and leadership/team contribution. The company has predetermined benchmarks which must be met in order to trigger payments under the short term incentive scheme.

On an annual basis, after consideration of performance against KPI's an overall performance rating for the company and each individual business unit is to be approved by the Remuneration committee. Targets are set by a cascade process from the Board, through the executive group. The individual performance of each executive is also rated and all three ratings are taken into account when determining the amount, if any, of the short term incentive pool that is allocated to each executive

STI practices are intended to be competitive against local market comparators in terms of quantum, and motivational in design. In order to optimise employee retention and reduce cash costs, the STI plan is envisaged, upon adoption, to deliver an appropriate mix of immediate cash and deferred shares (deferral period of 12 months).

Variable Remuneration - Long Term Incentive (LTI)

The objective of the LTI plan is to reward senior managers in a manner which aligns this element of remuneration with the creation of shareholder wealth.

As such LTI grants are only made to executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the Company's performance against the relevant long term performance hurdle.

LTI grants to executives in the past have been delivered in the form of options or performance shares. Following the recent remuneration review, future LTI grants will be in the form of Performance Rights or other appropriate instruments.

The company will use a measure of Shareholder Return (SR) as the performance hurdle for the long term incentive plan. The use of a relative SR based hurdle is currently market best practice as it ensures an alignment between comparative shareholder return and reward for executives.

In assessing whether the performance hurdles for each grant have been met, the Company receives independent data from its external consultant which benchmarks the Company's SR growth from the commencement of each grant against that of the pre-selected peer group.

The company's performance against the hurdle is then determined as follows:

The peer group chosen for comparison reflects the Company's current business mix and has been selected by the board based on recommendations from Mercers.

The LTI Plan is based on annual Performance Rights or equivalent grants, with an extended measurement period. Performance Rights (or equivalent) will vest progressively from a threshold level of performance to a maximum level, evaluated against an appropriate comparator group of companies.

Company performance

The graph below shows the performance of the company (as measured by the market price of the company's shares at year end) and the comparison with the ASX 300 Index over a five year period. Both the share price and the index have been normalised to a value of 100 at 30 June 2001, so that percentage comparisons can be made.


Relative performance - 5 year
250
200
150
100
50
0
2001
2002
2003
2004
2005
ASX300
RDF

Employment contracts

The Redflex Holdings Limited CEO, Mr. Graham Davie is employed under contract. The current employment contract commenced on 14 December 2001 and does not have a specific termination date. The company may choose to commence negotiation to enter into a new employment contract with Mr. Davie at any time. Under the terms of the present contract:

- Mr Davie may resign from his position and thus terminate this contract by giving 1 month's written notice. On resignation any non-vested options will be forfeited.
- The company may terminate his employment agreement by giving 1 month's written notice or paying one months pay in lieu.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs the CEO is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested options will immediately be forfeited.
- STI's of up to 25% of FR are available based upon achievement of performance targets.
- LTI entitlements for Mr. Davie are shown in Table 1.

The Redflex Traffic Systems President and CEO, Mr. Bruce Higgins is employed under contract. The current employment contract commenced on February 1, 2003 and terminates on 1 February 2006, at which time the company may choose to commence negotiation to enter into a new employment contract with Mr. Higgins. Under the terms of the present contract:

- Either Mr Higgins or the company may terminate the employment relationship at any time, with or without cause and with or without advance notice, with all accrued benefits at that point in time paid to Mr. Higgins. If the Company terminates Mr. Higgins contract without cause, they will be required to pay 12 months base salary at that point in time and reimburse Mr. Higgins and his family for costs of return to Australia. On resignation any non-vested options will be forfeited by Mr. Higgins.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs the CEO is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested options will immediately be forfeited.
- STI's of up to 25% of FR are available based upon achievement of performance targets.
- LTI entitlements for Mr. Higgins are shown in Table 3.

Non-executive director (NED) remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Constitution and the ASX listing rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at the Annual General Meeting held on 28 October 2002 when shareholders approved an aggregate remuneration of $200,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned between directors is reviewed annually. The Board considered advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each director receives a fixed fee for being a director of the company. An additional allocation is made for each board committee on which a director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by directors who serve on one or more sub committees.

The objective of the remuneration strategy for NED's is to pay a total fee reflecting the significant contribution of time and skills of Redflex Directors.

This will operate by setting a total fixed sum for NED fees benchmarked by our external consultants against comparable companies listed in the ASX300.

Non-executive Directors are encouraged to hold shares in the company, either by fee sacrifice or otherwise. It is considered good practice for directors to have a stake in the company on whose board they sit.

Table 1: Director Remuneration for the year ended 30 June 2005 -

		Primary				Post employment	Equity	Total
Emoluments		**Base Fee $**	**Other $**	**Bonus $**	**Ex Gratia payment ***	**Superannuation $**	**Options /Shares Vested $**	**$**
Specified Directors								
Chris Cooper	2005	82,568	0	0	90,000	7,432	0	180,000
	2004	0	3,000	0	0	0	0	3,000
Robin Debernadi	2005	32,110	0		35,000	2,890	0	70,000
	2004	0	3,000	0	0	0	0	3,000
Peter Lewinsky	2005	50,459	0	0	0	4,541	0	55,000
	2004	28,000	0	0	0	2,520	0	30,520
Graham Davie	2005	206,422	0	35,000		17,999	57,500	316,921
	2004	160,810	0	26,306	0	14,474	0	201,590
Bruce Higgins	2005	291,893	0	72,973	0	0	112,144	477,010
	2004	318,702	86,957	79,675	0	0	429,631	914,965
Total remuneration for specified directors	2005	663,542	0	107,973	125,000	32,862	169,644	1,098,931
	2004	507,512	92,957	105,981	0	16,994	429,631	1,153,075

Pursuant to a resolution passed at the 30 November 2001 AGM instituting a Redflex Executive Share Plan, the Group CEO, Mr Davie is entitled to long Term Incentive remuneration from 1 January 2002, 2003 and 2004 with three year performance criteria to be met prior to the entitlements vesting. In the year ended 30 June 2005, the first tranche of 77,615 shares were issued to Mr Davie in accordance with the plan. Future entitlements are dependant upon certain share price hurdles at 31 December 2005 and 2006. A further issue of up to 199,178 shares may be issued for $ Nil consideration if all performance hurdles are met.

* The Ex-Gratia payment to Directors was made under Section 37(f) of the Company's Constitution in recognition of the performance of extra services and special exertion for the benefit of the company. It is not considered likely that future payments will be made under this section.

Table 2: Remuneration of the 5 named executives who receive the highest remuneration for the year ended 30 June 2005

The Directors have determined the officers of the Company to be the heads of the business units and the Chief Financial Officer.

Specified Executives			Primary		Post Employment	Equity	Total
Emoluments	Position		Base Salary $	Cash Bonus $	Superannuation $	Options $	$
Aaron Rosenberg	Vice President Sales & Marketing- Redflex Traffic Systems Inc	2005	225,554	87,658	0	34,737	347,939
		2004	209,358	43,459	6,547	84,138	343,502
Karen Finley	Vice President Operations- Redflex Traffic Systems Inc	2005	199,018	35,492	0	34,737	269,247
		2004	201,413	11,228	5,845	84,138	302,624
Ricardo Fiusco	General Manager – Australia Redflex Traffic Systems	2005	157,209	35,180	14,149	34,737	241,275
		2004	150,229	33,000	13,521	84,138	280,888
Brad Kay	President – Redflex Communications Systems Inc	2005	172,482	7,438	16,640	18,012	214,572
Ron Johnson	Chief Financial Officer	2005	152,660	0	13,740	34,737	201,137
		2004	152,660	0	13,740	84,138	250,538
Total remuneration for specified executives		2005	906,924	165,768	44,528	156,960	1,274,180
		2004	843,660	87,687	50,588	420,690	1,402,625

Group totals in respect of the financial year ended 2004 do not necessarily equal the sums of amounts disclosed for 2004 for individuals specified in 2005, as different individuals were specified in 2004.

In accordance with the existing Employee Option Plan, Redflex Holdings Limited has taken a decision to issue options over the ordinary shares of Redflex Holdings Limited to certain executives of group entities. The options are issued for nil consideration, and granted in accordance with performance guidelines established by the Directors of the holding company.

Table 3: Options granted as part of remuneration for the year ended 30 June 2005 (in accordance with LTI plan)

There were no new options granted as part of remuneration for the year ended 30 June 2005.

The following options were held by directors and the 5 named executives who receive the highest remuneration for the year ended 30 June 2005:

	Number of options at beginning of period	Exercised	Granted	Expired	Number of options at end of period	Number of Options vested as at 30 June 2005 (Exercisable)	Value of options included in remuneration	% of total remuneration
Specified Directors								
Graham Davie	0	0	0	0	0	0	0	0%
Chris Cooper	0	0	0	0	0	0	0	0%
Robin Debernadi	0	0	0	0	0	0	0	0%
Peter Lewinsky	0	0	0	0	0	0	0	0%
Bruce Higgins	1,800,000	(300,000)	0	0	1,500,000	1,150,000	112,144	23.5%
Specified Executives								
Aaron Rosenberg	405,000	(45,000)	0	0	360,000	281,250	34,747	10.0%
Karen Finley	405,000	0	0	0	405,000	326,250	34,747	12.9%
Ricardo Fiusco	405,000	(270,000)	0	0	135,000	56,250	34,747	14.4%
Ron Johnson	445,000	(20,000)	0	0	425,000	346,250	34,747	8.4%
Brad Kay	210,000	0	0	0	210,000	140,000	18,012	17.3%

The Options were issued in 2004 and in accordance with the existing Redflex Employee Option Plan on the following terms:

(a) One third of the Options vested on 1 February 2004;
(b) One third of the Options vested on 1 February 2005;
(c) One third of the Options will vest on 1 February 2006;
(d) Options can not be exercised until after the vesting date.
(e) The options expire after 5 years;
(f) The RDFAR options are at an exercise price of $0.50.
(g) The RDFAS options are at a nominal exercise price of $0.58 and increasing at the rate of 3% per annum (compounding) until the time of exercise.
(h) The RDFAT options are at an exercise price of $2.06 compounding at the rate of increase in the All Ordinaries Index until exercised.
(i) Options that have not vested cannot be exercised after termination of employment.

The options granted to Mr. Bruce Higgins were allocated prior to his appointment as a Director.

The Company uses the fair value measurement provisions of AASB 1046 “Director and Executive Disclosures for Disclosing Entities” and the pending AASB 2 “Share-based payment” prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been made or will be made to reverse amounts that never vest (ie forfeitures).

From 1 July 2003, options granted as part of director and executive emoluments have been independently valued using a Black-Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

Options exercised by Directors and Specified executives during the year and converted to shares compare to market value as follows:

Employee options exercised	Option type	Quantity	Option exercise price $	Market price at time of conversion $
B Higgins	RDFAR	300,000	0.50	3.20
R Fiusco	RDFAS	270,000	0.6073	3.43
A Rosenberg	RDFAS	45,000	0.5966	2.47
R Johnson	RDFAM	20,000	2.9763	3.01

Fair Values of Options

The fair value of each option is estimated on the date of the grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made on 30 June 2004, 2003 and 2002. The valuation of the options was performed independently by Pitcher Partners.

Black-Scholes option formula	RDFAR	RDFAS	RDFAT
Share Price	.8900	.8900	2.2200
Exercise price	.5000	.5859	2.0600
Expected volatility	33%	33%	33%
Risk-free interest rate	5.21%	5.21%	5.52%
Expected life of option	5 years	5 years	5 years

The dividend yield reflects the assumption that no dividend has been previously paid and that no dividend will be paid until FY06. The expected life of the option is the maximum period allowable and is not necessarily indicative of exercise patterns that may occur. The expected volatility is determined with reference peer companies and is designed to be indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after 1 July 2004 are:

	RDFAR	RDFAS	RDFAT	TOTAL
Number of options	1,800,000	2,655,000	1,348,000	5,803,000
		Weighted average fair value		
	$	$	$	$
30 June 2005	112,144	227,724	242,037	581,905
30 June 2006	14,519	61,959	100,494	176,972
30 June 2007	0	0	35,999	35,999

Directors' Meetings

Directors' meetings held and attended during the year ended 30 June 2005, and up to the date of this report were:

	No of Directors Meetings	Number of Directors Meetings attended	Audit Committee	Remuneration Committee
Number of Meetings Held				
Graham Davie	15	15		3
Robin Debernadi	15	13	4	3
Chris Cooper	15	14	4	3
Peter Lewinsky	15	15	4	
Bruce Higgins	15	15		

Significant changes in the state of affairs

During the year ended 30 June 2005, the state of affairs of the Redflex Group changed significantly as a result of the issue of Ordinary Shares pursuant to the arrangements referred to in "Issues of Shares" above.

The funds raised pursuant to the above share issues have been used to improve the Group's working capital position.

The Redflex Traffic Systems USA traffic operations are generating positive cash flow and are no longer reliant on funding from Australia.

Likely developments and expected results

The most significant growth for the ensuing financial year is expected within the Traffic Division. The Company has set internal installation rates for cameras within the USA which can be met predominantly from existing contracts and selections. This growth will be funded from cash generated from operations together with appropriate debt funding.

Redflex Communications Systems will experience significant growth through the signing of the FS21 project for ~AUD 46 million which is expected to be completed in FY07.

After balance date events

There were no after balance date events of significance not otherwise dealt with in this report.

Environmental Regulation and Performance

The Directors are not aware of any breaches of environmental legislation affecting the industry in which the Group operates.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Ethical Standards

The Consolidated Entity has in place a Code of Conduct that identifies the appropriate professional conduct for its dealings with shareholders, management, employees and other persons. The self-regulatory measures contained within this code are important in increasing the awareness of shareholders, and others who deal with the Company, that Redflex Holdings Limited takes responsibility for its own conduct so that they may feel confident as to the integrity of the Company and its decision making processes.

This Code of Conduct has been implemented by the Board of Directors, who review compliance with the code and review its contents on an ongoing basis.

The Code currently includes standards that cover respect for the law, integrity in all workplace and external dealings, diligence and quality and equal opportunity. Other standards and policies cover in more detail the provision of a safe and healthy workplace, fair employment practices and share trading by employees and Directors.

Identifying and managing business risks

The Board regularly monitors the operational and financial performance of the Company and Consolidated Entity against budget and other key performance measures. The Board also reviews and receives advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all significant identified risks of the business.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Redflex Holdings Limited support and have adhered to the principles of corporate governance. Redflex's corporate governance statement is contained in the following section of this annual report.

Indemnification of Officers and Auditors

The Company has agreed to indemnify the following current Directors of the Company: C Cooper, R Debernadi, P Lewinsky, G. Davie, B. Higgins and the Company Secretary and all executive officers of the Company and of any related body corporate, against any liability that may arise from their position within the Company. The contract of insurance prohibits disclosure of the nature of the liability indemnified.

Redflex Holdings Limited, being the ultimate parent entity paid premiums in respect of Directors and Officers liability insurance during the financial year. The contract of insurance does not include details of premiums paid in respect of individual officers of the Company and prohibits disclosure of the amount of the premium paid.

The Company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify any auditor of the Company, or any related entity, against a liability incurred in their capacity as an auditor.

Auditors Declaration of Independence

Attached is a copy of the auditor's declaration provided under section 307C of the Corporations Act 2001 in relation to the audit for the year ended 30 June 2005. This auditor's declaration forms part of this directors' report.

Non Audit Services

The following non audit services were provided by the entity's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Advisory related	$15,000

Signed in accordance with a resolution of the Directors.

Graham Davie
Director

Melboume, 27 September 2005

Directors' Declaration

Redflex Holdings Limited ACN 069 306 216

In accordance with a resolution of the Directors of Redflex Holdings Limited, I state that:

(1) In the opinion of the Directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

On behalf of the Board

Graham Davie
Director

Melbourne, 27 September 2005

Corporate Governance Statement

Redflex Holdings Limited ACN 069 306 216

The Board of Directors of Redflex Holdings Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Redflex Holdings Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The Corporate Governance statement has been compiled based upon the Australian Stock Exchange Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations". In accordance with the Council's recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed that fact must be disclosed, together with the reasons for the departure. The principles are:

1. Lay solid foundations for management and oversight.
2. Structure the Board to add value.
3. Promote ethical and responsible decision making.
4. Safeguard integrity in financial reporting.
5. Make timely and balanced disclosure.
6. Respect the rights of shareholders.
7. Recognise and manage risk.
8. Encourage enhanced performance.
9. Remunerate fairly and responsibly.
10. Recognise the legitimate interests of stakeholders.

To ensure the Board is well equipped to discharge its responsibilities, it has established guidelines for the operation of the Board. In accordance with ASX Listing Rule 4.10.3, the Directors provide hereunder the main corporate governance practices of the Consolidated Entity:

Composition of the Board

The composition of the Board is determined in accordance with the following principles and guidelines:

- the Board shall comprise at least three directors and should always maintain a majority of non-executive directors
- the Chairman should be a non-executive director
- the Board shall comprise directors with an appropriate range of qualifications and experience; and
- The Board shall meet at least monthly and follow meeting guidelines to ensure all necessary information is available to participate in an informed discussion of all agenda items.

The Directors in office at the date of this report are

Mr Chris Cooper	Chairman, Non-executive Director
Mr Robin Debernadi	Non-executive Director
Mr Peter Lewinsky	Non-executive Director
Mr Graham Davie	Chief Executive Officer
Mr Bruce Higgins	President and Chief Executive Officer Redflex Traffic Systems Inc

Directors of Redflex Holdings Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgment.

In the context of director independence, "materiality" is considered from both the Company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal to or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include; whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the director in question to shape the direction of the Company's loyalty.

In accordance with the definition above, and the materiality thresholds set, the following non-executive directors of Redflex Holdings Limited are considered to be independent:

Name	Position	Term in Office
Mr Chris Cooper	Chairman, Non-executive Director	3 years
Mr Robin Debernadi	Non-executive Director	3 years
Mr Peter Lewinsky	Non-executive Director	2 years

There are procedures in place, agreed by the Board, to enable directors, in furtherance of their duties, to seek independent professional advice at the company's expense.

For additional details regarding Board appointments, please refer to our website.

Nomination Committee

The Board has established a Nomination Committee which operates under a charter established by the Board, to ensure that the Board continues to operate within the established guidelines, including where necessary, selecting candidates for the position of Director. The Nomination Committee currently comprises all directors and any business of the Nomination Committee is considered at regular Board meetings.

Audit and Risk Management Committee

The Board has established an Audit and Risk Management Committee, which operates under a charter established by the Board. It is the Board's responsibility to ensure that an effective internal control framework operates within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit and Risk Management Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All non-executive Directors are currently on the Audit and Risk Management Committee.

The members of the Audit and Risk Management Committee during the year were:

Mr Peter Lewinsky Mr Lewinsky has conducted a private investment banking and corporate advisory practice since 1991 following 12 years investment banking and stockbroking experience both in Australia and internationally. Mr Lewinsky has undertaken a range of corporate finance transactions and managed a number of major projects for the Boards and shareholders of public, private and government organisations drawing on his experience in chartered accountancy, investment banking, stockbroking and private practice. Over the last 10 years Mr Lewinsky has held a number of Board and Audit Committee appointments for public, private and government organizations.

Mr Chris Cooper Mr Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial real estate development, and investment management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr Cooper is also a principal and agent manager for significant share investment portfolios and a Director and Manager of numerous private investment companies and trusts.

Mr Robin Debernadi Mr Debernadi is a prominent businessman who has had significant success in a diverse range of businesses. His achievements include the creation of a product range within the horticultural industry, which continues to boast household name recognition decades later.He brings substantial experience in assisting companies involved in high growth phases of their development, and currently, carries the role of Chairperson of the Redflex Remuneration Committee; a key role in the future development of the company.

The external auditor is invited to attend all Audit and Risk Committee meetings.

The Audit and Risk Management Committee is also responsible for directing and monitoring the internal audit function and nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review.

The Board receives certification of the Financial Statements from key executives including the CEO and CFO.

Remuneration Committee

It is the Company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Remuneration Committee links the nature and amount of executive directors' and officers' emoluments to the Company's financial and operational performance. The expected outcomes of the remuneration structure are:

- retention and motivation of key executives
- attraction of quality management to the company
- Performance initiatives which allow executives to share the rewards of the success of the company

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the Chief Executive Officer and the executive team. The Remuneration Committee is currently comprised of the following Directors:

Mr Chris Cooper

Mr Robin Debernadi

Mr Graham Davie

Board Responsibilities

As the Board acts on behalf of and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The responsibility for the operation and administration of the Consolidated Entity is delegated by the Board to the Chief Executive Officer and the executive team. The Board assures that this team is adequately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the chief executive and the executive team.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. To ensure this is achieved the board has a number of mechanisms in place, including:

The Board approves strategic plans, operating plans and budgets. The Board also reviews implementation by management, monitors progress against budget, including establishment and monitoring of key performance indicators for all significant business processes, designed to meet stakeholders needs and manage business risk.

The Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity, including:

- establishment of committees to report on occupational health and safety and environmental issues and concerns;
- procedures to allow directors to seek professional independent advice at the company's expense;
- procedures to allow directors to review approval of major contracts and financing arrangements including financial risk in such areas as currency, interest rate and credit policies and exposures, and to monitor management's actions to ensure they are in line with company policy.

Monitoring of the Board's Performance and Communication to Shareholders

In order to ensure the Board continues to discharge it's responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Chairman. If the performance of a Director was considered unsatisfactory, they would be asked to retire.

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders
- The half-year report which is made available by way of an ASX release.
- The annual general meeting
- ASX releases in accordance with the entity's continuous disclosure policy
- Information available on the company's website at www.redflex.com.au
- Public and private briefings. Any new material information which is released at briefings is made generally available concurrently by way of an ASX release

File No: 82-34862

STATEMENT OF FINANCIAL PERFORMANCE

FOR YEAR ENDED 30 JUNE 2005

	Note	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Revenue from Ordinary Activities	2	**46,315,736**	**33,139,712**	**2,408,362**	**1,508,627**
Expenses from Ordinary Activities					
Materials & Consumables used	3	7,723,441	5,669,048	0	0
Depreciation and amortisation expense	3	7,754,396	4,808,543	114,267	125,249
Borrowing Costs	3	667,730	373,607	20,027	13,812
Salaries & Wages Expense & On costs	3	19,248,794	13,453,312	626,862	560,809
Outlays Capitalised in Research & Development	3	(3,546,517)	(2,025,234)	0	0
Other expenses from Ordinary activities	3	5,075,547	7,529,007	2,004,918	968,420
Specific items	3 (a)	0	(15,743)	0	15,094,195
Total expenses from Ordinary Activities	3	**36,923,391**	**29,824,026**	**2,766,074**	**16,762,485**
Profit (Loss) from Ordinary Activities before Income Tax		**9,392,345**	**3,315,686**	**(357,712)**	**(15,253,858)**
Income Tax (Expense) / Benefit attributable to Ordinary Activities	4	**(392,283)**	**0**	**95,301**	**0**
Net Profit / (Loss) attributable to members of Redflex Holdings Limited	15	**9,000,062**	**3,315,686**	**(262,411)**	**(15,253,858)**
Net exchange difference on translation of foreign statements of foreign controlled entity.	14	(3,152,543)	(4,673,473)	0	0
Equity raising costs		0	(37,381)	0	(37,381)
Total revenues, expenses and valuation adjustments attributable to members of Redflex Holdings Limited and recognised directly in equity	14	**(3,152,543)**	**(4,710,854)**	**0**	**(37,381)**
Total changes in equity not resulting from transactions with owners as owners		**5,847,519**	**(1,395,168)**	**(262,411)**	**(15,291,239)**

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2005

	Note	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Current Assets					
Cash Assets		3,344,325	2,780,450	44,192	127,088
Term Deposits		5,000,000	0	5,000,000	0
Security Deposits		1,422,590	1,239,898	826,746	585,000
Receivables	6(a)	9,703,627	8,177,712	280,430	685,430
Inventories	7	12,519,325	10,278,569	0	0
Prepayments		196,015	354,481	17,529	354,481
		32,185,882	22,831,110	6,168,897	1,751,999
Non-Current Assets					
Receivables	6(b)	0	0	53,260,648	49,726,754
Investments	8	0	0	3,456,672	3,740,142
Property Plant & Equipment	9	38,938,848	27,965,679	60,820	254,346
Future Income Tax Benefit	4	4,413,485	0	743,481	0
Intangibles	10	10,649,279	8,371,710	340,350	380,393
		54,001,612	36,337,389	57,861,971	54,101,635
Total Assets		86,187,494	59,168,499	64,030,868	55,853,634
Current Liabilities					
Payables	11	7,094,940	4,699,463	356,974	93,486
Borrowings	12	126,360	3,973,816	0	0
Provision for Taxation	4	252,504	0	252,504	0
Employee Provisions	13	634,468	815,879	153,944	56,095
		8,108,272	9,489,158	763,422	149,581
Non Current Liabilities					
Interest Bearing Borrowings	12	12,675,603	232,908	0	0
Non-Interest Bearing Borrowings	11	0	0	6,564,994	6,398,994
Deferred Income Tax Liability	4	4,503,822	0	2,079,058	0
Employee Provisions	13	181,888	261,514	15,415	120,140
		17,361,313	494,422	8,659,467	6,519,134
Total Liabilities		25,469,585	9,983,580	9,422,889	6,668,715
Net Assets		**60,717,909**	**49,184,919**	**54,607,979**	**49,184,919**
Equity					
Contributed Equity	14	79,318,484	73,633,013	79,318,484	73,633,013
Foreign Currency Translation Reserve	14	(10,954,890)	(7,802,347)	0	0
Accumulated Losses	15	(7,645,685)	(16,645,747)	(24,710,505)	(24,448,094)
Total Equity		**60,717,909**	**49,184,919**	**54,607,979**	**49,184,919**

File No: 82-34862

STATEMENT OF CASHFLOWS

FOR THE YEAR ENDED 30 JUNE 2005

		Consolidated Entity		Redflex Holdings Limited	
	Note	30-Jun-05 $	30-Jun-04 $	30-Jun-05 $	30-Jun-04 $
Cash Flows from Operating Activities					
Receipts from Customers		45,980,640	30,464,476	0	0
Payments to Suppliers and Employees		(30,365,612)	(24,611,513)	(2,279,962)	(635,158)
Interest Received		223,671	79,648	169,565	64,915
Borrowing Costs		(332,409)	(373,607)	(20,027)	(13,812)
Income Tax Paid		(49,442)	0	(49,442)	0
Net Cash Flows from (Used in) operating activities	17	15,456,848	5,559,004	(2,179,866)	(584,055)
Cash Flows from Investing Activities					
Payments for Property, Plant and Equipment		(20,611,165)	(16,846,504)	(35,847)	(651,301)
Capitalised Research and Development		(3,546,517)	(2,134,311)	0	0
Proceeds/(Repayments) of Advances-Non Related Party		0	0	405,000	(590,954)
Proceeds/(Repayments) of Advances-Related Party		0	0	1,042,346	(12,051,201)
Net Cash Flows from (Used in) investing activities		(24,157,682)	(18,980,815)	1,411,499	(13,293,456)
Cash Flows from Financing Activities					
Bank Borrowings		8,362,142	1,286,443	0	0
Lease Liability Incurred		217,094	(4,067)	0	0
Proceeds from Issue of Ordinary Shares		5,685,471	13,936,590	5,685,471	13,936,499
Payment of Share Issue Costs		0	(37,381)	0	(37,381)
Net Cash Flows from (Used in) financing activities		14,264,707	15,181,585	5,685,471	13,899,118
Net Increase/(Decrease) in Cash held		5,825,500	1,759,774	4,917,104	21,607
Effect of Exchange Rate Changes on Cash		(261,625)	(49,448)	0	0
Cash at Beginning of Financial Year		2,780,450	1,070,124	127,088	105,481
Cash at End of Financial Year		8,344,325	2,780,450	5,044,192	127,088

Reconciliation of Cash

Cash at the end of the year consists of:

Term Deposits	5,000,000	0	5,000,000	0
Cash at Bank and on Hand	3,344,325	2,780,450	44,192	127,088
	8,344,325	2,780,450	5,044,192	127,088

Notes to the Financial Statements for the year ended 30 June 2005

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The accounting policies adopted are consistent with those of the previous year. The financial report has been prepared in accordance with the historical cost convention.

Principles of Consolidation

The Consolidated financial statements are those of the consolidated entity, comprising Redflex Holdings Limited (the parent company) and all entities controlled by the company during the year. The financial statements of subsidiaries are prepared for the same accounting period as the parent company, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from intragroup transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

The companies comprising the Redflex Group

Redflex Holdings Limited is the Parent Entity. Refer to Note 8 for details of all entities comprising the Consolidated Entity

Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks readily convertible to cash within two working days at nominal value, net of any outstanding bank overdrafts where offset arrangements exist.

Intangibles
Research and Development Costs

Research and development costs are deferred only where they are expected beyond reasonable doubt to be recovered from future cash flows. Such costs are amortised over future periods on a basis related to those expected future benefits. The commencement date for amortisation is the date of commissioning the product and capitalised costs are amortised over a ten year period.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business. Goodwill is amortised over the period which benefits are expected to be received which is on a ten year straight line basis.

Foreign Currencies

Transactions in foreign currencies of entities within the Consolidated Entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the Consolidated Entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. Except for certain foreign currency options, all resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

All exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial year, and transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract. Premiums on foreign currency options are expensed as incurred.

The USA traffic entity is considered financially and operationally independent of the parent entity. Accordingly the financial reports of the overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

Leases

Leases are classified at their inception as either financial or operating leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Leases which effectively transfer substantially the entire risks and benefits incidental to ownership of the leased item to the group are treated as financial leases and capitalised at the present value of the minimum lease payments and disclosed as property, plant & equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the term of the lease. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in the operating results.

Property Plant & Equipment

Cost and Valuation

Items of property plant and equipment comprising a class of non-current assets are brought to account at cost and have not been revalued.

Depreciation

Depreciation rates are adopted as follows:

Furniture & Fittings and Other :	13-18% pa reducing balance
Leasehold Improvements:	20% pa straight line
Property, Plant & Equipment:	Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

Taxes

Income Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the times items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related income tax benefit calculated at current rates, is treated as a future income tax benefit or deferred income tax liability. Tax benefits arising from net timing differences and carry forward tax losses have been brought to account as the recovery of the benefit is considered beyond reasonable doubt.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Earnings per share

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares, adjusted for any bonus element where applicable. Diluted EPS is calculated as the net profit attributable to members, adjusted for costs of servicing equity, the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Investments

All investments are non-current and are carried at the lower of cost and recoverable amount.

Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include salaries and wages, sick leave and long service leave.
Any liabilities expected to be settled within twelve months are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.
All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cashflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the

terms of the related liability, are used.

The consolidated entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits" for the measurement of employee benefit liabilities. The value of employee share based payment arrangements have not been recognised as an expense.

Recoverable Amounts

Non-current assets are not carried at an amount above their recoverable amount. In determining the recoverable amount, cash flows are discounted, and where carrying values exceed this recoverable amount, assets are provided for.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Control of the goods has passed to the buyer upon shipment.

Rendering of Services

Where the contract outcome can be reliably measured:

- control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract.

Where the contract outcome cannot be reliably measured revenue is recognised only to the extent that costs have been incurred.

Unbilled contract revenue

Unbilled contract revenue included in Work In Progress represents revenue earned by the Company in advance of being billable under customer contract terms. Under the terms of some current contracts, the Company cannot bill the municipality until the court has collected the citation fine. Management records unbilled contract revenue in these situations, based upon a historical pattern of collections by the courts for the municipalities. The pattern of collections on these citations is continually reviewed and updated by management.

Deferred revenue

Deferred revenue arises from some contracts whereby the customer pays for services yet to be performed. Revenue is brought to account over the period in which these services are provided.

Interest revenue

Control of the right to receive the interest payment.

Inventories

Inventories are valued at the lower of weighted average cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw Materials - purchase cost on a first-in-first-out basis; and
- Work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity, and
- Infrastructure Components – Components held for resale or conversion into fixed in-ground installations for traffic contracts are carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

Financial Instruments

The Consolidated Entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows.
The interest rate risk and fair market valuation of financial instruments are shown in note 24.

Recognised financial instruments	Accounting Policies	Terms and Conditions
(i) Financial Assets		
Receivables – Trade	Trade receivables are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.	Credit sales are on 30 day terms.
Receivables – Controlled Entities	Amounts (other than trade debts) receivable from related entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans are at call and non interest bearing.
Receivables – Other Corporations	Amounts (other than trade debts) receivable from non related parties/entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans and interest outstanding, if any, are at call.
Term deposits.	Short term deposits are predominantly in USD and converted at year end rates. They are stated at the lower of cost or net realisable value. Interest is recognised when earned	Short term deposits have an average maturity of 90 days and effective interest rates of between 5.0% and 5.5%.
Security Deposits.	Security deposits are stated at the lower of cost and net realisable value. Interest is recognised when earned	Security deposits remain for the term of the lease and achieve effective interest rates of ~5%.
(ii) Financial Liabilities		
Bank Borrowings	Bank borrowings are in USD, converted at year end exchange rates and carried at the principal amount. Interest is charged as an expense as it accrues.	Interest is charged at the bank's benchmark rate plus margin 0f ~5%.
Payables	Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.	Trade liabilities are normally settled between 30 and 60 days.
Amount payable to Controlled Entities	Loans from related parties are carried at the principal amount. Interest (when charged by the lender) is taken up as an expense on an accrual basis.	Loans are at call and non interest bearing.
(iii) Equity		
Ordinary Shares	Issued and paid-up capital is recognised at the fair value of the consideration received by the company.	The Company is authorised to issue up to 200,000,000 Ordinary Shares. Details of shares issued and the terms and conditions of options outstanding over Ordinary Shares at balance date are set out in Note 14.

NOTE 2 REVENUE FROM ORDINARY ACTIVITIES

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Revenue from operating activities:				
Revenue from sale of goods & services	16,368,860	15,807,134	0	0
Revenue from fee for service contracts	29,723,205	17,252,930	0	0
Total revenue from operating activities	46,092,065	33,060,064	0	0
Revenues from outside the operating activities:				
Interest from other persons	223,671	79,648	169,565	64,915
Management Fees	0	0	2,238,797	1,443,712
Total revenue from outside the operating activities	223,671	79,648	2,408,362	1,508,627
Total revenue from ordinary activities	**46,315,736**	**33,139,712**	**2,408,362**	**1,508,627**

NOTE 3 EXPENSES AND LOSSES

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Movements in Work In Progress	720,957	2,563,115	0	0
Operating Lease Rental	433,143	248,428	0	0
Occupancy Costs	1,230,792	1,491,492	(14,039)	267,878
Provision for Doubtful Debts	(515,727)	27,000	0	0
Bad Debts Written Off	510,000	0	0	0
Other Expenses from Operating Activities	2,696,382	3,198,972	2,018,957	700,542
	5,075,547	7,529,007	2,004,918	968,420
Depreciation of Plant & Equipment	6,485,449	3,811,982	74,224	105,228
Amortisation of Intangibles	1,268,947	996,561	40,043	20,021
	7,754,396	4,808,543	114,267	125,249
Materials & Consumables used	7,723,441	5,669,048	0	0
Borrowing costs	667,730	373,607	20,027	13,812
Outlays Capitalised in Intangibles	(3,546,517)	(2,025,234)	0	0
Salaries & Wage Expense	19,248,794	13,453,312	626,862	560,809
Specific Expenses	0	(15,743)	0	15,094,195
	24,093,448	17,454,990	646,889	15,668,816
Total Expenses from Ordinary Activities	**36,923,391**	**29,996,526**	**2,766,074**	**16,762,485**

(a) Specific Items

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Profit from Ordinary activities before income tax expense includes the following revenue and expenses whose disclosure is relevant in explaining the financial performance of the entity:				
Provision for Diminution in Related Party Receivables	0	0	0	15,484,938
Provision for Writedown of Receivables emanating from past Structured Finance Transactions.	0	375,000	0	0
Write-back of Provision for Unrecovered Loan balances relating to the ESAS Loan Scheme.	0	(390,743)	0	(390,743)
Total Specific Items	**0**	**(15,743)**	**0**	**15,094,195**

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
NOTE 4 INCOME TAX				
The prima facie tax, using tax rates applicable in Australia of 30% (2004 - 30%), on profit (loss) from operations differs from the income tax provided in the financial statements:				
Prima facie tax on profit (loss) from operations	2,817,704	994,706	(107,314)	(4,576,160)
Tax effect of permanent differences	(219,300)	(547,223)	12,013	0
Future Income Tax Benefit now brought to account	(2,423,319)	0	0	0
Utilisation of tax losses	0	(447,483)	0	4,576,160
Under (over) provision in prior years	217,198	0	0	0
Income Tax Expense (Credit) attributable to ordinary activities	**392,283**	**0**	**(95,301)**	**0**
Deferred Tax Assets and Liabilities				
Current Income Tax Payable	252,504	0	252,504	0
Provision for Deferred Income Tax – Non-Current	4,503,822	0	2,079,058	0
Future Income Tax Benefit – Non-Current	4,413,485	0	743,481	0
Future income tax benefits from c/f income tax losses and timing differences not brought to account:				
On revenue account	0	1,913,613	0	1,913,613
On capital account	359,704	417,223	359,704	417,223

During the year the Company recognized the future tax benefits and liabilities arising from the full recognition of tax effect accounting.

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the times items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related income tax benefit calculated at current rates, is treated as a future income tax benefit or deferred income tax. Tax benefits arising from net timing differences and carry forward tax losses have been brought to account as the recovery of the benefit is considered beyond reasonable doubt.

The above future income tax benefit will only be obtained if:
(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit

The company has available franking credits of $164,806.

Tax Consolidation

For the purposes of income taxation, Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group effective from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
NOTE 5 AUDITOR'S REMUNERATION				
Amount received or due and receivable by Ernst & Young for:				
Auditing or review of the financial report of the entity and subsidiaries.	134,250	120,850	134,250	120,850
Auditing of separate financial statements for subsidiaries within Australia	16,470	20,000	0	0
Auditing of separate financial statements for subsidiaries outside Australia	117,720	105,857	0	0
Other services	15,000	0	15,000	0
	283,440	246,707	149,250	120,850

NOTE 6 RECEIVABLES

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
(a) Current				
Trade Debtors	9,250,770	7,620,996	78,478	0
Other Debtors	1,807,603	2,003,562	878,268	1,132,183
Provision for non-recovery	(1,354,746)	(1,446,846)	(676,316)	(446,753)
	9,703,627	8,177,712	280,430	685,430
(b) Non Current				
Controlled entities	0	0	68,745,586	65,211,692
Provision for non-recovery	0	0	(15,484,938)	(15,484,938)
Other Corporations	783,684	783,684	783,684	783,684
Provision for non-recovery	(783,684)	(783,684)	(783,684)	(783,684)
	0	0	53,260,648	49,726,754
	9,703,627	8,177,712	53,541,078	50,412,184

NOTE 7 INVENTORIES

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Raw Materials – at cost	1,446,322	1,379,895	0	0
Work in Progress – at cost	4,090,234	3,369,277	0	0
Infrastructure Components – at cost	7,482,269	5,529,397	0	0
Provision for write-downs	(499,500)	0	0	0
	12,519,325	10,278,569	0	0

NOTE 8 INVESTMENTS

Shares in controlled entities	**Country of Incorporation**	**% Owned** 30-Jun-05	**% Owned** 30-Jun-04	**Investment in Subsidiary** 30-Jun-05 $	**Investment in Subsidiary** 30-Jun-04 $
Controlled Entities of Redflex Holdings Limited					
Redflex Limited	Aust	100	100	3,356,668	3,356,668
Aerospace Systems Ltd	Aust	100	100	100,003	100,003
Silverlene (R&D) Pty Ltd	Aust	0	100	0	283,470
Redflex Traffic Systems Inc	USA	100	100	1	1
				3,456,672	3,740,142
Controlled Entities of Redflex Limited					
Redflex Touchscreens Pty Ltd	Aust	0	100		
Redflex Communications Systems Pty Ltd	Aust	100	100		
Redflex Management Services Pty Ltd	Aust	0	100		
Redflex Finance Pty Ltd	Aust	100	100		
Taglink Pty Ltd	Aust	0	100		
Tiripa Pty Ltd	Aust	0	100		
APR Investments Pte Ltd (a)	Singapore	100	100		
Redprime Pty Ltd	Aust	0	100		
Controlled Entities of Redflex Communications Systems Pty Ltd					
Redflex Communication Systems Inc	USA	100	100		
Controlled Entities of Redflex Traffic Systems Inc					
Redflex Traffic Systems Pty Ltd	Aust	100	100		
Redflex Traffic Systems (California) Inc	USA	100	100		

(a) This Company is not audited by Ernst & Young, the Redflex Holdings Limited's auditors.

Silverlene (R&D) Pty Ltd, Redflex Touchscreens Pty Ltd, Redflex Management Services Pty Ltd, Taglink Pty Ltd, Tiripa Pty Ltd and Redprime Pty Ltd have all been deregistered.

NOTE 9 PROPERTY PLANT & EQUIPMENT

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Property plant & equipment- at cost				
Furniture and Fittings	812,132	572,248	132,312	132,312
Computer Equipment	2,649,493	1,719,992	105,214	105,214
Motor Vehicles	472,899	273,215	0	0
Leasehold Improvements	310,267	302,296	156,622	156,622
Plant and Equipment	51,138,853	35,537,986	345,269	503,358
	55,383,644	38,405,737	739,417	897,506
Less Accumulated depreciation				
Furniture and Fittings	(444,922)	(389,989)	(128,664)	(121,656)
Computer Equipment	(986,895)	(792,999)	(60,560)	(44,002)
Motor Vehicles	(57,264)	(24,211)	0	0
Leasehold Improvements	(221,439)	(183,164)	(153,267)	(144,610)
Plant and Equipment	(14,734,276)	(9,049,695)	(336,106)	(332,892)
	(16,444,796)	(10,440,058)	(678,597)	(643,160)
Total Written Down Amount	38,938,848	27,965,679	60,820	254,346

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Furniture and Fittings				
Carrying amount at beginning	182,259	313,325	10,656	40,038
Additions	280,976	75,786	0	1,397
Disposals	(2,001)	(42,657)	0	(2,657)
Net foreign currency movements arising from self-sustaining foreign operations	(39,091)	(20,095)	0	0
Depreciation Expense	(54,933)	(144,100)	(7,008)	(28,122)
	367,210	182,259	3,648	10,656
Computer equipment				
Carrying amount at beginning	926,993	667,995	30,244	0
Additions	988,945	444,100	30,968	0
Disposals	(9,134)	0	0	0
Transfer from plant & Equipment	0	0	0	30,244
Net foreign currency movements arising from self-sustaining foreign operations	(50,310)	0	0	0
Depreciation Expense	(193,896)	(185,102)	(16,558)	0
	1,662,598	926,993	44,654	30,244
Motor Vehicles				
Carrying amount at beginning	249,004	0	0	0
Additions	235,623	273,902	0	0
Disposals	0	0	0	0
Net foreign currency movements arising from self-sustaining foreign operations	(35,939)	0	0	0
Depreciation Expense	(33,053)	(24,898)	0	0
	415,635	249,004	0	0
Leasehold Improvements				
Carrying amount at beginning	119,132	155,402	12,012	28,944
Additions	8,286	40,175	0	0
Disposals	0	(34,798)	0	(4,798)
Net foreign currency movements arising from self-sustaining foreign operations	(315)	(1,402)	0	0
Depreciation Expense	(38,275)	(40,245)	(8,657)	(12,134)
	88,828	119,132	3,355	12,012

Plant & Equipment				
Carrying amount at beginning	26,488,291	18,335,479	201,434	39,705
Additions	19,135,217	16,232,425	4,880	256,946
Disposals	(26,751)	0	(155,149)	0
Net foreign currency movements arising from self-sustaining foreign operations	(3,026,888)	(4,651,976)	0	0
Transfer to Computer Equipment	0	0	0	(30,244)
Depreciation Expense	(6,165,292)	(3,427,637)	(42,002)	(64,973)
	36,404,577	26,488,291	9,163	201,434
Total Written Down Amount	38,938,848	27,965,679	60,820	254,346

NOTE 10 INTANGIBLES

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
(a) Deferred Research and Development Expenditure				
Balance at beginning of year	10,603,451	8,469,141	0	0
Research and Development costs incurred during the year and Deferred	4,841,225	2,306,810	0	0
	15,444,676	10,775,951	0	0
Grant received	(1,294,708)	(172,500)	0	0
	14,149,968	10,603,451	0	0
Accumulated Amortisation	(3,841,039)	(2,612,134)	0	0
	10,308,929	7,991,317	0	0
(b) Goodwill at cost	400,414	400,414	400,414	400,414
Less accumulated amortisation	(60,064)	(20,021)	(60,064)	(20,021)
	340,350	380,393	340,350	380,393
	10,649,279	8,371,710	340,350	380,393

NOTE 11 PAYABLES & NON INTEREST BEARING LIABILITIES

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
(a) Current – Payables				
Trade Creditors	3,998,902	2,777,052	278,022	0
Deferred Revenue	173,819	428,987	0	0
Other Creditors	2,922,219	1,493,424	78,952	93,486
	7,094,940	4,699,463	356,974	93,486
(b) Non-current – Non Interest Bearing				
Amount Payable to Controlled Entities	0	0	6,564,994	6,398,994
	0	0	6,564,994	6,398,994

NOTE 12 INTEREST BEARING LIABILITIES

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04		30-Jun-04
	$	$		$
(a) Current – Borrowings				
Bank Borrowings	0	3,761,801	0	0
Lease liability	126,360	212,015	0	0
	126,360	3,973,816	0	0
(b) Non-current - Borrowings				
Bank Borrowings	12,335,958	0	0	0
Lease liability	339,645	232,908	0	0
	12,675,603	232,908	0	0

During the year the company acquired a USD 13 million secured Revolving Credit Facility to fund the growth within the USA Traffic Division. The initial draw-down was used to repay the National Australia Bank debt facilities. The debenture held by the NAB over all the Redflex traffic companies was removed.

The new financier, Harris Trust and Savings Bank (now Harris N. A. Bank) was granted a first and only priority senior security interest in Redflex Traffic systems Inc and its subsidiaries (Note 8)

Lease liabilities are secured by way of a charge over the leased assets.

NOTE 13 EMPLOYEE PROVISIONS

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
(a) Current				
Provision for Employee Benefits	634,468	815,879	153,944	56,095
(b) Non-current				
Provision for Employee Benefits	181,888	261,514	15,415	120,140
	816,356	1,077,393	169,359	176,235

An employee share plan has been established where Redflex may, at the discretion of the Remuneration Committee, grant options to executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the Directors. The options are issued for a term of 5 years. The options cannot be transferred and will not be quoted on the ASX. There are currently 9 executives and 23 staff eligible for this scheme.

	RDFAM	**RDFAO**	**RDFAP**	**RDFAR**	**RDFAS**	**RDFAT**
Grant date	16/10/2003	21/5/2001	1/2/2001	26/9/2003	26/9/2003	1/6/2004
Vesting date	8/10/1999	20/5/2001	1/2/2001	(i)	(ii)	(iii)
Expiry date	8/8/2004	20/5/2006	11/1/2006	5 years	5 years	5 years
Weighted average Exercise Price	$2.9763	$1.52	$1.8631	$0.50	$0.5859	$2.0600
Number of options at beginning of year	40,000	60,000	20,000	1,800,000	2,555,000	1,348,000
Number of options exercised	(20,000)	0	(20,000)	(300,000)	(625,000)	0
Number of options expired	(20,000)	0	0	0	0	0
Number of options granted	0	0	0		0	0
Number of options at end of year	0	60,000	0	1,500,000	1,930,000	1,348,000
Date options exercised	8/8/2004		2/3/2005	28/10/2004	Various	
Number of shares issued	20,000		20,000	300,000	625,000	
Fair Market Value	$2.95		$3.65	$3.18	$3.25	

(i) The vesting dates for RDFAR options are one third on 1 February 2004 with the balance vesting on a monthly basis pro-rata through to 1 February 2006.

(ii) The vesting dates for RDFAS options are one third on each of 1 February 2004, 2005 and 2006.

(iii) The vesting dates for RDFAT options are one third on each of 1 June 2005, 2006 and 2007.

There are no performance hurdles relating to these options.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05 $	30-Jun-04 $	30-Jun-05 $	30-Jun-04 $
NOTE 14 CONTRIBUTED EQUITY				
Issued and paid up capital				
85,660,050 Ordinary Shares fully paid, (2004 - 83,141,433 Shares)	79,318,484	73,633,013	79,318,484	73,633,013

Unquoted Employee Options (2004-5,823,000)				
Number	Grant Date	Vesting Date	Expiry Date	Exercise Price
60,000 unquoted options	20/5/2001	20/5/2001	20/5/2006	$1.52
1,500,000 unquoted options	26/9/2003	(i)	5 years	$0.50
1,930,000 unquoted options	26/9/2003	(ii)	5 years	$0.5859
1,348,000 unquoted options	1/6/2004	(iii)	5 years	$2.06

Movements in Shares on Issue	**Number of Shares**	**$**
Beginning of the Financial Year	83,141,433	73,633,013
Issued during the year by -		
Conversion of options	965,000	622,784
Issue of shares under Executive Remuneration Plan	77,615	0
Share Purchase Plan	1,476,002	5,062,687
	85,660,050	79,318,484

	Consolidated Entity	
	30-Jun-05 $	30-Jun-04 $
Foreign Currency Translation Reserve		
Beginning of the Financial Year	(7,802,347)	(3,128,874)
Effect of Exchange rate movement on translation	(3,152,543)	(4,673,473)
End of the Financial Year	(10,954,890)	(7,802,347)

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self sustaining foreign operations.

(i) The vesting dates for RDFAR options are one third on 1 February 2004 with the balance vesting on a monthly basis pro-rata through to 1 February 2006.

(ii) The vesting dates for RDFAS options are one third on each of 1 February 2004, 2005 and 2006.

(iii) The vesting dates for RDFAT options are one third on each of 1 June 2005, 2006 and 2007.

Movements in Issued Capital

Issue of Shares

During the year the Company issued the following shares:

1. 1,476,002 Ordinary Shares were issued by way of a Share Purchase Plan at a price of $3.43 per share fully paid.
2. 20,000 Ordinary Shares were issued on conversion of RDFAM unlisted employee options at a price of $2.97 per share fully paid.
3. 625,000 Ordinary Shares were issued on conversion of RDFAS unlisted employee options at prices of $0.5966 to $0.6073 per share fully paid.

4. 300,000 Ordinary Shares were issued on conversion of RDFAR unlisted employee options at a price of $0.50 per share fully paid.

5. 20,000 Ordinary Shares were issued on conversion of RDFAP unlisted employee options at a price of $1.8631 per share fully paid.

6. 77,615 ordinary Shares were issued at $nil price in consideration for executive remuneration under the Executive Share Plan.

Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Issue of Options

During the year ended 30 June 2005, no options were issued.

Expiration of Options

500,000 unlisted non-employee options issued at an exercise price of $4.98 expired on 30 June 2005.

20,000 unlisted employee options at an exercise price of $2.9763 expired on 8 August 2004.

Redflex Employee Share Acquisition Scheme and Redflex Employee Option Plan

Redflex Holdings Limited has established the Redflex Employee Share Acquisition Scheme and the Redflex Employee Option Plan. Options are allocated to employees based on seniority with management discretion permissible.

The terms of the Employee Share Acquisition Scheme provide for loans to eligible employees of up to 95% of the issue price of shares in Redflex Holdings Limited, repayable in five years. The terms of these loans provide, amongst other things, that the final amount payable shall not exceed the market value of the shares purchased under the loan arrangement.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
NOTE 15 ACCUMULATED LOSSES				
Balance at Beginning of year	(16,645,747)	(19,961,433)	(24,448,094)	(9,194,236)
Net Profit (Loss) attributable to members of Redflex Holdings Limited	9,000,062	3,315,686	(262,411)	(15,253,858)
Balance at End of Year	(7,645,685)	(16,645,747)	(24,710,505)	(24,448,094)

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
NOTE 16 LEASE COMMITMENTS				
(a) Operating Leases				
Operating Lease Commitments Payable not later than one year	1,699,662	1,401,327	625,264	625,264
Later than one year but no later than two years	1,530,304	1,228,882	625,264	625,264
Later than two years but not later than five years	1,248,645	1,936,771	416,842	1,042,106
Later than five years	0	0	0	0
	4,478,611	4,566,980	1,667,370	2,292,634
(b) Finance Leases				
Finance Leases Payable not later than one year	126,360	212,015	0	0
Later than one year but no later than two years	95,545	232,908	0	0
Later than two years but not later than five years	244,100	0	0	0
Later than five years	0	0	0	0
	466,005	444,923	0	0
Future Finance Charges	37,280	8,572	0	0
Lease liability	428,725	436,351	0	0
Total Lease Liability	466,005	444,923	0	0
Current Liability (Note 12)	126,360	212,015	0	0
Non-Current Liability (Note 12)	339,645	232,908	0	0
	466,005	444,923	0	0

Operating leases pertain to leased premises in both Australia and the USA with expiry dates varying from one year to less than three years. Renewal options exist on all major leased premises at the company's discretion for periods of up to 5 years.

NOTE 17 STATEMENT OF CASH FLOWS

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05 $	30-Jun-04 $	30-Jun-05 $	30-Jun-04 $
Reconciliation of Profit (Loss) from ordinary activities after tax, to net cash inflow from operations				
Net Profit/(Loss) after Income Tax	9,000,062	3,315,686	(262,411)	(15,253,858)
Non Cash Flow Items				
Depreciation Expense	6,485,449	3,851,402	74,224	105,228
Amortisation of Intangibles	1,268,948	996,561	40,043	20,021
Provision for Employee Entitlements	(261,037)	322,443	(6,876)	6,678
Provision for Diminution in Value of Receivables	0	0	0	15,094,195
Provision for Doubtful Debts	(17,100)	27,000	0	0
Provision for Inventory Write downs	499,500	0	0	0
Provision for Non-Recovery of Receivables	0	(40,000)	0	(390,743)
Change in Operating Assets and Liabilities				
Decrease/(Increase) in Security Deposits	(182,691)	(387,527)	(241,746)	956,134
Decrease/(Increase) in Prepayments	158,466	(26,450)	336,952	(91,410)
Decrease/(Increase) in Receivables – Non Current	0	265,511	(3,971,621)	(1,052,969)
Decrease/(Increase) in Receivables - Current	(1,433,814)	(2,741,614)	0	0
Decrease/(Increase) in Inventories	(2,740,255)	(277,958)	0	0
Decrease/(Increase) in Future Income Tax Benefit	(4,413,485)	0	(743,481)	0
Increase/(Decrease) in Deferred Revenue	(255,168)	428,987	0	0
Increase/(Decrease) in Deferred Income Tax Liability	4,503,822	0	2,079,058	0
Increase/(Decrease) in Provision for Taxation	252,504	0	252,504	0
Increase/(Decrease) in Payables	2,591,647	(175,037)	263,488	22,669
Net Cash Inflow/(Outflow) from Operating Activities	15,456,848	5,559,004	(2,179,866)	(584,055)

NOTE 18 SUPERANNUATION COMMITMENTS

The Consolidated Entity has arranged Group superannuation plans whereby the employee and the employer contribute varying amounts of superannuation, depending on an employee's remuneration package. Employees have the choice of which superannuation Fund they wish to participate in.

In addition, the Consolidated Entity had during the year ended 30 June 2005 a statutory responsibility to contribute 9% of an Australian employee's salary, which is also paid to a number of funds as directed by each employee.

All of the economic entities' responsibilities in respect to superannuation commitments relating to the year ended 30 June 2005 have been discharged. All relevant superannuation funds are Accumulation Funds and accordingly there is no unfunded liability as at this date.

NOTE 19 DIRECTOR AND EXECUTIVE DISCLOSURES

The performance of the company depends upon the quality of its directors and executives. To prosper, the company must attract, motivate and retain highly skilled directors and executives.

To this end, the company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives
- Link executive rewards to shareholder value
- Significant portion of executive remuneration "at risk" dependant upon meeting pre-determined performance benchmarks
- Establish appropriate demanding performance hurdles in relation to variable executive remuneration
- A requirement for directors to sacrifice a portion of their fees to acquire shares in the company at market price

The Remuneration Committee of the Board of Directors' is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. The Remuneration Committee assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors and officers' emoluments to the Company's and divisional financial and operational performance.

Emoluments of Directors of Redflex Holdings Limited

		Primary				Post employment	Equity	Total
Emoluments		Base Fee $	Other $	Bonus $	Ex Gratia payment	Superannuation $	Options/Shares Vested $	$
Specified Directors								
Chris Cooper	2005	82,568	0	0	90,000	7,432	0	180,000
	2004	0	3,000	0	0	0	0	3,000
Robin Debernadi	2005	32,110	0		35,000	2,890	0	70,000
	2004	0	3,000	0	0	0	0	3,000
Peter Lewinsky	2005	50,459	0	0	0	4,541	0	55,000
	2004	28,000	0	0	0	2,520	0	30,520
Graham Davie	2005	206,422	0	35,000		17,999	57,500	316,921
	2004	160,810	0	26,306	0	14,474	0	201,590
Bruce Higgins	2005	291,893	0	72,973	0	0	112,144	477,010
	2004	318,702	86,957	79,675	0	0	429,631	914,965
Total remuneration for specified directors	2005	663,542	0	107,973	125,000	32,862	169,644	1,098,931
	2004	507,512	92,957	105,981	0	16,994	429,631	1,153,075

Pursuant to a resolution passed at the 30 November 2001 AGM instituting a Redflex Executive Share Plan, the Group CEO, Mr Davie is entitled to long Term Incentive remuneration from 1 January 2002, 2003 and 2004 with three year performance criteria to be met prior to the entitlements vesting. In the year ended 30 June 2005, the first tranche of 77,615 shares were issued to Mr Davie in accordance with the plan. Future entitlements are dependant upon certain share price hurdles at 31 December 2005 and 2006. A further issue of up to 199,178 shares may be issued for $ Nil consideration if all performance hurdles are met.

Employment contracts

The Redflex Holdings Limited CEO, Mr. Graham Davie is employed under contract. The current employment contract commenced on 14 December 2001 and does not have a specific termination date. The company may choose to commence negotiation to enter into a new employment contract with Mr. Davie at any time. Under the terms of the present contract:

- Mr Davie may resign from his position and thus terminate this contract by giving 1 month's written notice. On resignation any non-vested options will be forfeited.

- The company may terminate his employment agreement by giving 1 month's written notice or paying one months pay in lieu.

- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs the CEO is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested options will immediately be forfeited.

- STI's of up to 25% of FR are available based upon achievement of performance targets.

- LTI entitlements for Mr. Davie are shown in Table 1.

The Redflex Traffic Systems President and CEO, Mr. Bruce Higgins is employed under contract. The current employment contract commenced on February 1, 2003 and terminates on 1 February 2006, at which time the company may choose to commence negotiation to enter into a new employment contract with Mr. Higgins. Under the terms of the present contract:

- Either Mr Higgins or the company may terminate the employment relationship at any time, with or without cause and with or without advance notice, with all accrued benefits at that point in time paid to Mr. Higgins. If the Company terminates Mr. Higgins contract without cause, they will be required to pay 12 months base salary at that point in time and reimburse Mr. Higgins and his family for costs of return to Australia. On resignation any non-vested options will be forfeited by Mr. Higgins.

- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs the CEO is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested options will immediately be forfeited.

- STI's of up to 25% of FR are available based upon achievement of performance targets.

- LTI entitlements for Mr. Higgins are shown in Table 3.

Emoluments of the five most highly paid executive officers of the Company and the Consolidated Entity.

The Directors have determined the officers of the Company to be the heads of the business units and the Chief Financial Officer.

Specified Executives			**Primary**		**Post Employment**	**Equity**	**Total**
Emoluments	**Position**		**Base Salary $**	**Cash Bonus $**	**Superannuation $**	**Options $**	**$**
Aaron Rosenberg	Vice President Sales & Marketing- Redflex Traffic Systems Inc	2005	225,554	87,658	0	34,737	347,939
		2004	209,358	43,459	6,547	84,138	343,502
Karen Finley	Vice President Operations- Redflex Traffic Systems Inc	2005	199,018	35,492	0	34,737	269,247
		2004	201,413	11,228	5,845	84,138	302,624
Ricardo Fiusco	General Manager – Australia Redflex Traffic Systems	2005	157,209	35,180	14,149	34,737	241,275
		2004	150,229	33,000	13,521	84,138	280,888
Brad Kay	President – Redflex Communications Systems Inc	2005	172,482	7,438	16,640	18,012	214,572
Ron Johnson	Chief Financial Officer	2005	152,660	0	13,740	34,737	201,137
		2004	152,660	0	13,740	84,138	250,538
Total remuneration for specified executives		2005	906,924	165,768	44,528	156,960	1,274,180
		2004	843,660	87,687	50,588	420,690	1,402,625

Group totals in respect of the financial year ended 2004 do not necessarily equal the sums of amounts disclosed for 2004 for individuals specified in 2005, as different individuals were specified in 2004.

In accordance with the existing Employee Option Plan, Redflex Holdings Limited has taken a decision to issue options over the ordinary shares of Redflex Holdings Limited to certain executives of group entities. The options are issued for nil consideration, and granted in accordance with performance guidelines established by the Directors of the holding company.

Options of specified Directors and specified Executives

	Number of options at beginning of period	Exercised	Granted	Expired	Number of options at end of period	Number of Options vested as at 30 June 2005 (Exercisable)
Specified Directors						
Graham Davie	0	0	0	0	0	0
Chris Cooper	0	0	0	0	0	0
Robin Debernadi	0	0	0	0	0	0
Peter Lewinsky	0	0	0	0	0	0
Bruce Higgins	1,800,000	(300,000)	0	0	1,500,000	1,150,000
Specified Executives						
Aaron Rosenberg	405,000	(45,000)	0	0	360,000	281,250
Karen Finley	405,000	0	0	0	405,000	326,250
Ricardo Fiusco	405,000	(270,000)	0	0	135,000	56,250
Ron Johnson	445,000	(20,000)	0	0	425,000	346,250
Brad Kay	210,000	0	0	0	210,000	140,000

The Options were issued in 2004 and in accordance with the existing Redflex Employee Option Plan on the following terms:

(j) One third of the Options vested on 1 February 2004;
(k) One third of the Options will vest on 1 February 2005;
(l) One third of the Options will vest on 1 February 2006;
(m) Options can not be exercised until after the vesting date.
(n) The options expire after 5 years;
(o) The RDFAR options are at an exercise price of $0.50
(p) The RDFAS options are at a nominal exercise price of $0.58 and increasing at the rate of 3% per annum (compounding) until the time of exercise.
(q) The RDFAT options are at an exercise price of $2.06 compounding at the rate of increase in the All Ordinaries Index until exercised.
(r) Options that have not vested cannot be exercised after termination of employment.

The options granted to Mr Bruce Higgins were allocated prior to his appointment as a Director.

The Company uses the fair value measurement provisions of AASB 1046 "Director and Executive Disclosures for Disclosing Entities" and the pending AASB 2 "Share-based payment" prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been made or will be made to reverse amounts that never vest (ie forfeitures).

From 1 July 2003, options granted as part of director and executive emoluments have been independently valued using a Black-Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

Options exercised by Directors and Specified executives during the year and converted to shares compare to market value as follows:

Employee options exercised	Option type	Quantity	Option exercise price $	Market price at time of conversion $
B Higgins	RDFAR	300,000	0.50	3.20
R Fiusco	RDFAS	270,000	0.6073	3.43
A Rosenberg	RDFAS	45,000	0.5966	2.47
R Johnson	RDFAM	20,000	2.9763	3.01

There were no new options granted during the year.

File No: 82-34862

Shareholdings of specified Directors and specified Executives

Shares held in Redflex Holdings Limited	Ordinary shares at 30 June 2004	Granted as remuneration	Conversion of Options	Bought (Sold) on market	Shareholder Share Purchase Plan	Ordinary shares at 30 June 2005
Specified Directors						
Chris Cooper	747,080	0	0	20,000	2,916	769,996
Robin Debernadi	3,224,373	0	0	(120,000)	0	3,104,373
Graham W Davie	1,086,770	77,615	0	0	2,916	1,167,301
Peter Lewinsky	41,800	0	0	0	2,916	44,716
Bruce Higgins	0	0	300,000	(300,000)	0	0
Total	5,100,023	77,615	300,000	(400,000)	8,748	5,086,386
Specified Executives						
Aaron Rosenberg	0	0	35,000	(35,000)	0	0
Karen Finley	8,463	0	0	0	0	8,463
Ricardo Fiusco	0	0	270,000	0	0	270,000
Ron Johnson	60,185	0	20,000	5,000	1,458	86,643
Brad Kay	146,495	0	0	0	0	146,495
Total	215,143	0	325,000	(30,000)	1,458	511,601

The Shareholder Share Purchase Plan was performed in November 2004 and provided all existing shareholders at that time with the ability to subscribe for up to $5,000 of shares at a price based on a discount to the market price of the shares at that time.

NOTE 20 CONTINGENT LIABILITIES

1. Indemnity Guarantees	30-Jun-05	30-Jun-04
A bank has issued Indemnity Guarantees against which Letters of Set Off are in place:	70,000	70,000
Banks have issued Indemnity Guarantees in respect of rental deposits and bid bonds:	1,422,590	1,239,898

2. Structured Equity Funding for Visible Voice Unit Trust

Redflex Holdings Limited (Redflex) entered into a licensing arrangement with an investment partnership in June 2000 which provided, amongst other things:

1. A one-off four year license fee paid to Redflex of $10 million whereby the partnership licensed certain rights over the Visible Voice software. This amount was held on deposit to secure financiers to the Syndicate and Redflex's obligations per (4) below.
2. Payments of $2.6 million by the partnership to Redflex to commercialise Visible Voice during the years ended 30 June 2000 and 30 June 2001; and
3. Royalty payments by Redflex over the term of the license of a minimum of $375,000, and up to 12% of gross sales applicable to certain geographical regions;
4. An obligation in the form of a put option for Redflex to subscribe for equity in the partnership, for an amount of no more than the proceeds of (1) above

The cash proceeds of $10 million referred to in (1) above and accrued interest has not been booked as income or as an asset in the books of Redflex as a corresponding liability existed for the put option referred to in (4) above. These amounts were offset as part of the windup proceedings in July 2004.

In relation to the above, contingent liabilities exist in the form of any claims that may be substantiated by the partnership in circumstances where Redflex is in breach of the agreements entered into. The Company has been advised by the manager of the partnership, that the Australian Taxation Office has issued amended assessments, to each partner, which disallows the deductions claimed by each partner. At this stage, the Company understands that investors have objected to the ATO's revised assessments.

The partnership and the transaction are in the process of being wound up in accordance with the transaction agreements. Part of the process established at the time of the transaction gives the partners the option to dispose of their interest in Visible Voice by way of the issue of an Exit Notice in accordance with transaction documents.

The Exit Price is to be calculated in accordance with the terms of the transaction agreements, and may be paid in shares in Redflex Holdings Limited or cash, at the sole option of Redflex. The Company has received an Exit Notice and a calculation by the Partnership of the Exit Price due to the partners.

The Exit Price proposed by the Partners is disputed by Redflex on the basis that it has not been properly calculated in accordance with the terms of the transaction documentation. The Partnership has calculated the Exit Price as approximately $5.2 million, which would equate to the issue of 2,102,175 shares in Redflex Holdings Limited (or approximately 2.5% of the issued capital).

Redflex, having regard to all provisions relating to this calculation set out in the transaction documents, and having sought legal advice in this regard, has calculated the Exit Price at $28,683, and has made payment of that amount. The Partners have advised that they intend to pursue a claim. If the Partners initiate court action, substantial costs in defending the action will be incurred.

The Company has sought professional advice on the implications of the Partnership and the ATO's actions, and the Directors advise that at this stage they do not believe that the issue of the revised assessments by the ATO, or the Exit Notice issued by the Partnership, have given rise to any liability of the Company under the transaction.

3. Contract expiry and Make-good costs

The Build Own Operate and Maintain business within the USA Traffic division is based on individual contracts with cities generally with terms of 5 years or less. Under some of these contracts and in the event a City decides to cancel or not renew their contract, the Company may be responsible for the removal of equipment and any associated make-good costs. Given the reliance on future events it is not possible to quantify any potential liability with respect to this matter.

NOTE 21 STATEMENT OF OPERATIONS BY SEGMENTS

Operating results by business and geographical segments are as follows:

	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
(a) Primary - Business Segments	**Corporate**	**USA Traffic**	**Australian Traffic**	**Communications**	**30-Jun-05 Total**	**30-Jun-04 Total**
Revenue from customers outside the Consolidated entity	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	-	2,328	5,677	8,364	16,369	15,807
Revenue from fee for service contracts	-	29,723	-	-	29,723	17,253
Total revenue from operating activities	-	32,051	5,677	8,364	46,092	33,060
Consolidated operating profit before tax	(2,361)	8,236	1,572	1,945	9,392	3,315
Depreciation & Amortisation	111	5,843	694	1,106	7,754	4,809
Acquisition of Non-Current Assets	0	20,222	284	105	20,611	16,446
Liabilities	5,257	16,468	2,577	1,168	25,470	9,984
EBITDA	(2,855)	14,831	2,249	3,025	17,250	8,499
Total assets	10,532	53,435	8,980	13,240	86,187	59,168

(b) Secondary - Geographical Segments	**USA**	**Australia**	**Other**	**30-Jun-05 Total**	**30-Jun-04 Total**
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	5,469	7,431	3,469	16,369	15,807
Revenue from fee for service contracts	29,723	-	-	29,723	17,253
Total revenue from operating activities	35,192	7,431	3,469	46,092	33,060
Total assets	53,435	32,752	-	86,187	59,168
Acquisition of Non-Current Assets	20,222	389	0	20,611	16,446

The consolidated entity's companies are organised and managed separately according to the nature of the products and services they provide, with each segment offering different products and servicing different markets.

The Traffic Division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build Own Operate and Maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International traffic business involves the sale of traffic enforcement products to those markets.

The Communications Business involves the sale of a variety of communication based solutions to world markets, often via USA based prime contractors.

The Segmental split segregates the primary business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The geographical split recognises the countries in which the work is transacted. The Corporate Division represents the Group's Head Office which is based in Melbourne, Australia.

NOTE 22 EARNINGS PER SHARE

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $
Basic earnings per share	10.66 cents	4.36 cents
Diluted earnings per share	10.06 cents	4.20 cents
Net tangible asset backing per share	58.45 cents	49.1 cents
Earnings used in calculating basic and diluted earnings per share	9,000,062	3,315,686
	Number of Shares	
Weighted average number of Ordinary Shares on issue used in calculation of basic earnings per share.	84,447,560	76,014,688
Effect of dilutive securities (share options)	5,048,000	3,173,044
Weighted average number of Ordinary Shares on issue used in calculation of diluted earnings per share.	89,495,560	79,187,732

NOTE 23 RELATED PARTY TRANSACTIONS

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Transactions between related parties are on normal commercial terms and conditions unless otherwise stated. These transactions relate to the day to day activities between companies in the Group and the following amounts represent the net movements in loans during the year.				
Provision of interest free unsecured loans to wholly owned Subsidiaries (at call)				
from related entities	0	0	6,564,994	6,398,994
to related entities	0	0	66,846,764	65,211,692

The ultimate holding Company is Redflex Holdings Limited

During the year the Company removed a charge over the assets and undertakings of the Company and certain subsidiaries held by Second Tee Pty Ltd in respect of an expired funding facility. Mr. Robin Debernadi and Mr Chris Cooper are Directors of Redflex Holdings Limited and Directors of Second Tee Pty Ltd and have a financial interest in Second Tee Pty Ltd.

NOTE 24 FINANCIAL INSTRUMENTS

Financial Assets	Floating Interest Rate		Non Interest bearing	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
a) Interest Rate Risk	$	$	$	$
(i) Financial Assets				
Cash	3,344,325	2,780,450		0
Term deposits	5,000,000	0	5,000,000	
Receivables – trade	0	0	9,250,770	7,620,996
Security deposits	1,422,590	1,239,898		0
Receivables – Other Corporations	0	0	452,857	556,716
Total Financial Assets	9,766,915	4,020,348	14,703,627	8,177,712

The weighted average interest rate relating to cash, term and security deposits is 5%.
All financial assets mature in one year or less for both 2004 and 2005

	Floating Interest Rate		Non Interest bearing	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
(ii) Financial Liabilities				
Bank Borrowings	12,335,958	3,761,801	0	0
Lease Liabilities	466,005	444,923	0	0
Payables	0	0	7,094,940	4,699,463
Total Financial Liabilities	12,801,963	4,206,724	7,094,940	4,699,463

The weighted average interest rate relating to bank borrowings is 4.85% and 8% for leases.

The Bank borrowings are scheduled for repayment by 30 June 2008. All other financial liabilities mature in one year or less for both 2004 and 2005 except for lease payments as shown in note 16.

b) Net Fair Values	Carrying amount per Statement of Financial Position		Aggregate net fair value	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
(i) Financial Assets				
Cash	3,344,325	2,780,450	3,344,325	2,780,450
Term deposits	5,000,000	0	5,000,000	0
Receivables – Trade & Other	9,250,770	7,620,996	9,250,770	7,620,996
Receivables – Other Corporations	452,857	556,716	452,857	556,716
Security deposits	1,422,590	1,239,898	1,422,590	1,239,898
Total Financial Assets	19,470,542	12,198,060	19,470,542	12,198,060
(ii) Financial Liabilities				
Bank Borrowings	12,335,958	3,761,801	12,335,958	3,761,801
Lease Liabilities	466,005	444,943	466,005	444,943
Payables	7,094,940	4,699,463	7,094,940	4,699,463
Total Financial Liabilities	19,896,903	8,906,207	19,896,903	8,906,207

c) Credit Risk Exposure

- The consolidated entity's maximum exposures to credit risk at balance date in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the Statement of Financial Position.
- Redflex Holdings Limited, on behalf of the Communications business, takes out Foreign Currency options pertaining to future receivables which are either known or can be reliably estimated and denominated in USD. Should the AUD/USD be below the strike price the options will be allowed to lapse and the more favourable rates taken on the day. At 30 June 2005 there were no outstanding currency options.
- Options totalling USD8.8 million expiring on 22 July 2005 were purchased On 7 July 2005. These options were acquired to ensure the USD receivables will be converted at no worse than .75 cents. The options were converted upon receipt of advance payments under Redflex Communications contracts.

There were no outstanding foreign currency contracts at 30 June 2005.

NOTE 25 SUBSEQUENT EVENTS

There were no significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.

NOTE 26 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

Redflex Holdings Limited has commenced transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting standards (IFRS) which will be applicable for the financial year ended 30 June 2006. In 2004 the company allocated internal resources and engaged expert consultants to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS. Priority has been given to the preparation of an opening Balance Sheet in accordance with AIFRS as at 1 July 2004. This will form the basis of accounting for AIFRS in the future, and is required when Redflex prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net profit for the year ended 30 June 2005.

The figures disclosed are management's best estimate of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to potential adjustments to AIFRS's and interpretations thereof being issued by the standard setters and IFRIC and emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

(a) Reconciliation of equity as presented under AGAAP to that under AIFRS

1. *Goodwill*

Under AASB 3 Business Combinations, goodwill acquired upon the acquisition of the assets and business operations of Poltech and Locktronics would not be permitted to be amortised but instead is subject to annual impairment testing or upon the occurrence of triggers which may indicate a potential impairment. Currently the Group amortises goodwill over its useful life but not exceeding 10 years. The Group has not elected to apply AASB 3 retrospectively and hence, prior year amortisation would not be written-back as at the date of transition. This would result in an increase in net equity from AGAAP to AIFRS of $28,029 for the year ended 30 June 2005.

2. *Classification of Financial Instruments*

Management has decided to apply the exemption provided in AASB1 First time adoption of Australian Equivalents to International Financial Reporting Standards which permits entities not to apply the requirements of AASB 132 Financial Instruments: Presentation and Disclosures and AASB139 Financial Instruments: Recognition and Measurement for the year ended 30 June 2005. The standards will apply from 1 July 2005. The future financial effect of this change in accounting policy is yet to be determined.

3. *Impairment of assets*

Under AASB 136 Impairment of assets the recoverable amount of an asset is determined as the higher of fair value less the cost to sell. The group's current accounting policy is to determine the recoverable amount of an asset on the basis of discounted cash flows. The Group's assets including goodwill were tested for impairment on transition and each subsequent reporting date as part of the cash generating unit to which they belong and no material adjustment is required.

4. *Intangible assets*

Under AASB 138 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. The Group's current accounting policy allows for the capitalisation of such costs where future benefits are expected beyond reasonable doubt. This would result in a decrease in net equity from AGAAP to AIFRS of $984,252 (no tax applicable) at 1 July 2004 and a net reduction of $1,325,200 (net of tax) at 30 June 2005.

5. *Share based payments*

Under AASB2 Share based payments, the company would recognise the fair value of options and shares issued to employees as remuneration and recognize as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payment costs are not recognised under AGAAP. This would result in a decrease in net equity from AGAAP to AIFRS of $407,333 at 30 June 2005.

6. *Foreign currency translation reserve*

Upon transition to the adoption of IFRS the Company has the option to reset the Foreign Currency Translation Reserve to zero. At this stage the Company believes it will elect to exercise this option. The reset will be offset against Retained Earnings on the Statement of Financial Position.

7. *Income taxes*

Under AASB 112 Income Taxes, the company is required to use a balance sheet liability method, rather than the current income statement method. The balance sheet method recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base. This different method of measurement will recognise a broader range of differences than those that arise currently. Consequently the entity will be required to recognise additional levels of deferred tax assets and liabilities. The assessment of the impact of AASB112 and the quantification of the additional deferred tax balances, if any, remains work in progress and has not been finalised at the date of this report.

(b) Reconciliation of net profit under AGAAP to that under AIFRS

1. *Share based payments*

Under AASB2 Share based payments, the company would recognise the fair value of options and shares issued to employees as remuneration and recognize as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payment costs are not recognised under AGAAP. This would result in a decrease in profit from AGAAP to AIFRS for the year ended 30 June 2005 of $407,333 net of tax.

2. *Goodwill*

Under AASB 3 Business Combinations, goodwill is not permitted to be amortised but instead is subject to annual impairment testing. Currently the Group amortises goodwill over its useful life but not exceeding 10 years. Under the new policy, amortisation will no longer be charged, but goodwill would be written down to the extent it is impaired. This would result in an increase in profit from AGAAP to AIFRS for the year ended 30 June 2005 of $28,029 net of tax.

3. *Intangible assets*

Under AASB 138 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible would be expensed. The Group's current accounting policy allows for the capitalisation of such costs where future benefits are expected beyond reasonable doubt. This would result in a decrease in profit from AGAAP to AIFRS for the year ended 30 June 2005 of $394,324 net of tax.

(c) Restated AIFRS Statement of Cash Flows presented under AGAAP on adoption of AIFRS

No material impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.

SHAREHOLDER INFORMATION

ASX Additional Information

Additional information required by the Australian Stock Exchange and not shown elsewhere in this report is as follows. This information is current as at 2 September 2005.

There were 3,669 holders of fully paid Ordinary Shares. The voting rights attached to these shares are such that every member present in person or represented by proxy or representative shall have one vote and on a poll every member present or by proxy or representative shall have one vote for every share held. The distribution schedule of holders of fully paid Ordinary Shares is:

Holding range	No of Holders	Units	Percent
1 – 1000	630	419,393	0.49
1001 – 5000	1,557	4,256,376	4.97
5001 – 10000	640	4,817,960	5.62
10001 – 100000	764	19,397,299	22.64
100001 – over	78	56,769,017	66.28
	3,669	85,660,045	100.0

The names and percentage holding of the twenty largest holders of fully paid Ordinary Shares are:

Name	Units Held at end of period	% of Issued Capital
NATIONAL NOMINEES LIMITED	5,130,205	5.99
INVIA CUSTODIAN PTY LIMITED <THIRTY FIVE A/C>	4,581,269	5.35
WESTPAC CUSTODIAN NOMINEES LIMITED	4,260,842	4.97
J P MORGAN NOMINEES AUSTRALIA LIMITED	3,796,903	4.43
INVESTACO PTY LTD	3,718,052	4.34
MS CHENG MAN OY	3,525,636	4.12
INVIA CUSTODIAN PTY LIMITED <BLACK A/C>	2,461,610	2.87
NELLSTAR PTY LTD	1,938,864	2.26
VERTEX BIANCA NOMINEES PTY LTD	1,924,973	2.25
MR MELFORD HENRY RUSSELL ROBERTS	1,816,782	2.12
O'CONNOR HOLDINGS PTY LTD	1,603,519	1.87
CONINGSBY NOMINEES PTY LTD <SUPER FUND A/C>	1,459,315	1.70
ANZ NOMINEES LIMITED	1,184,857	1.38
MR GRAHAM WILLIAM DAVIE	906,677	1.06
COGENT NOMINEES PTY LIMITED	834,706	0.97
SILVERLENE PTY LTD	790,147	0.92
BLUE JADE PTY LTD	731,829	0.85
DORION HOLDINGS PTY LTD	694,358	0.81
MR SYDNEY HO	667,358	0.78
GOVERNMENT SUPERANNUATION OFFICE <STATE SUPER FUND A/C>	636,461	0.74
Top 20 holders of ORDINARY FULLY PAID SHARES	**42,664,363**	**49.78**

The names of substantial shareholders who have notified the company in accordance with section 671B of the Corporations Act 2001 are:

Thorney Holdings Pty Ltd –6,860,991shares

Renaissance Smaller Companies Pty Ltd – 6,088,202 shares

J P Morgan Chase & Co – 5,408,484 shares

OPTION HOLDER INFORMATION

At 23 September 2004 there were no quoted options over Ordinary Shares.

The register of securities is kept by Computershare Investor Services Pty Ltd at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria.

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Redflex Holdings Limited.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Redflex Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on them to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration.

Audit opinion

In our opinion, the financial report of Redflex Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Redflex Holdings Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

David Petersen
Partner
Melbourne
Date: 27 September 2005

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Redflex Holdings Limited

In relation to our audit of the financial report of Redflex Holdings Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

David Petersen
Partner
Melbourne
Date: 27 September 2005

File No: 82-34862

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – Loma Linda, California

29 September 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program with the City of Loma Linda in the State of California. Loma Linda is located in San Bernardino County north east of Los Angeles.

Under a five year contract with two, two year renewal options, Redflex will deliver fixed red-light enforcement systems for up to 10 intersections.

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 85 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 69 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc.
bruceh@redflex.com
0011-1-480-9987478